As filed with the Securities and Exchange Commission on January 30, 1998
                                                      REGISTRATION NO. 333-39425
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                                 AMENDMENT NO. 4
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     --------------------------------------

                               C2I SOLUTIONS, INC.
                 (Name of small business issuer in its charter)
         Delaware                          7379                   33-0775687
(State or other jurisdiction  (Primary Standard Industrial     (I.R.S. Employer
    of incorporation or       Classification Code Number)    Identification No.)
       organization)
                            JOHN ANTHONY WHALEN, JR.
                      President and Chief Executive Officer
                             6138 Nancy Ridge Drive
                               San Diego, CA 92121
                                 (619) 812-5800
 (Name, address and telephone number of agent for service, principal executive offices and principal place of business)

                                   Copies to:

      DOUGLAS J. REIN, ESQ.                      ROBINSON MARKEL, ESQ.
GRAY CARY WARE & FREIDENRICH LLP                 PIPER & MARBURY L.L.P.
 4365 Executive Drive, Suite 1600       1251 Avenue of the Americas, 29th Floor
     San Diego, CA 92121-2189                   New York, NY 10020-1104
          (619) 677-1400                             (212) 835-6262


                     --------------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                     --------------------------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS                         SUBJECT TO COMPLETION, DATED JANUARY 30, 1998




INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                               C2I SOLUTIONS, INC.
                        1,000,000 SHARES OF COMMON STOCK
                          1,000,000 REDEEMABLE WARRANTS


    The securities offered hereby by C2i Solutions, Inc. ("C2i" or the "Company") consist of shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") and Redeemable Warrants (the "Warrants"). The Shares and the Warrants are transferable separately. Each Warrant entitles the holder to purchase, at an exercise price of $ (125% of the initial Share offering price) (subject to adjustment), one share of Common Stock. The Warrants are exercisable during the four year period commencing one year from the date of this Prospectus. The Warrants are subject to redemption commencing one year from the date of this Prospectus by the Company for $.01 per Warrant, on not less than 30 days' written notice, if the last sale price of the Common Stock is at least 150% of the then current exercise price of the Warrants for 20 consecutive business days ending on the third day prior to the date on which notice is given.


    Upon completion of this Offering, the officers and directors of the Company will control approximately 62.4% of the total voting power and will therefore be able to elect all of the Company's directors and to control the Company.


    Prior to this Offering, there has been no public market for the Company's securities. The initial public offering price of the Shares, which is estimated to be between $6.00 and $6.25, and the Warrants, which is estimated to be $0.10, and the exercise prices and other terms of the Warrants have been determined by negotiation between the Company and Hobbs Melville Securities Corp., the representative of the several Underwriters (the "Representative"), and are not necessarily related to the Company's assets, book value, financial condition or any other recognized criteria of value. The Company has made application to have the Common Stock and the Warrants included on the Nasdaq SmallCap Market under the symbols CTWO and CTWOW, respectively.


 AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE
  SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 6 AND "DILUTION"

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Price        Underwriting          Proceeds
                                    to          Discounts and            to
                                  Public       Commissions(1)        Company(2)
                                  ------       --------------        ----------

Per Share......................   $_____           $_____               $_____

Per Warrant....................   $_____           $_____               $_____

Total(3).......................   $_____           $_____               $_____

                                                (Notes appear on following page)

                           --------------------------
    The Shares and Warrants offered by this Prospectus are being offered by the Underwriters on a firm commitment basis subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by its counsel and subject to certain other conditions. It is expected that delivery of the Shares and Warrants will be made at the offices of Hobbs Melville Securities Corp., New York, New York, on or about _____, 1998.
                           --------------------------

                         HOBBS MELVILLE SECURITIES CORP.
              The date of this Prospectus is_______________, 1998

(1) Does not reflect additional compensation to be received by the Representative in the form of: (i) a non-accountable expense allowance equal to 3% of the gross proceeds of the Offering; and (ii) warrants (the "Representative Warrants") to purchase up to 100,000 Shares and 100,000 Warrants (collectively, the "Warrant Securities") issued to the Representative in exchange for $100 and exercisable for a period of four years commencing one year from the date of this Prospectus at $______________ (135% of the initial public offering price per Share). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting estimated expenses of the Offering of $528,000 ($555,450 assuming exercise in full of the Underwriters' Over-Allotment Option) payable by the Company, including the Representative's non-accountable expense allowance.


(3) The Company has granted the Underwriters a 45-day option to purchase up to 150,000 additional Shares and 150,000 additional Warrants on the same terms and conditions as set forth above solely to cover over-allotments, if any (the "Over-Allotment Option"). If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $_______ and $_______, respectively. See "Underwriting."

    The following diagram depicts the current service and product offerings of C2i. Through September 30, 1997, these services and products had not generated significant revenues for the Company. See "Risk Factors - Limited Operating History; Limited Experience in Year 2000 Solutions."









    The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors. The C2i logo and Tool Shed are trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND THE WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus, including information under "Risks Factors." The Securities offered hereby involve a high degree of risk and investors should carefully consider the information set forth in "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) gives effect to the Company's conversion to a Delaware corporation in September 1997 and (ii) assumes no exercise of (a) the Underwriters' Over-Allotment Option, (b) the Representative Warrants, (c) the Warrants (including Bridge Warrants) or (d) options granted pursuant to existing stock option agreements or eligible for grant under the Company's 1997 Stock Option Plan.

                                   THE COMPANY

    C2i is a provider of services to address the Year 2000 challenge and to transition legacy applications effectively and efficiently. C2i employs proven methodology, advanced tools and the expertise of dedicated professionals to offer a wide variety of Year 2000 services. From assessment through implementation and testing, C2i brings together the elements required for cost effective implementation of solutions to the Year 2000 problem.

    The "Year 2000 problem" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations and decision-making functions. Many of these computer programs may fail from an inability to interpret date codes properly. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. These "date-dependent" programs are found in computer hardware, software and embedded systems used in many businesses.

    The Company's experience in analyzing, and its strategy for resolving, the Year 2000 problems of business organizations incorporates its access to a number of tools and approaches, which enables the Company to develop customized solutions to a client's specific problems. The Company is able to identify, evaluate and select specific software approaches and tools that would be most effective in assisting a client with the Year 2000 update process. In addition, during this process the Company gains knowledge about many areas of the client's computer environment, positioning it to provide a broad range of computer consulting services characterized as "Data Re-Engineering," of which the Year 2000 problem is a subset.

    The Year 2000 consulting industry consists of a large number and wide variety of computer consulting and software companies that offer Year 2000 consulting as part of their services. These companies address those aspects of the Year 2000 problem that cannot be resolved by in-house information services personnel. The industry is expected to grow rapidly as business organizations become aware of the Year 2000 problem and accelerate the pace at which they analyze their computer systems.

    The Company's strategy is to focus its resources on business organizations that process large volumes of automated transactions involving date computations, to expand both domestically and internationally, and to refine and enhance its Year 2000 consulting methodology.

    Additionally, the Company intends to use the knowledge and relationships obtained through its Year 2000 consulting services to implement a long-term, post-2000 strategy of providing a full line of computer consulting services to current and future clients, based on tools including hardware, software and consulting services, particularly replacing modified legacy computer software, replacing closed hardware systems with open systems including client-server platforms, and providing experienced consulting teams.

    C2i was formed as a limited liability company in California in September 1996 under the name Challenge 2000 International, LLC, and it reorganized as a Delaware corporation in September 1997 and changed its name to C2i Solutions, Inc. The Company's principal executive offices are located at 6138 Nancy Ridge Drive, San Diego, CA 92121 and the telephone number is (619) 812-5800.

                                  THE OFFERING


Securities Offered.......... 1,000,000 shares of Common Stock and 1,000,000
                             Warrants. Each Warrant entitles the holder to purchase, at an exercise price of $______ (125% of the initial Share offering price) (subject to adjustment), one share of Common Stock during the four year period commencing one year after the date of this Prospectus. The exercise price of the Warrants is subject to adjustment and the Warrants are subject to redemption in certain circumstances. See "Description of Securities--Warrants."

Capital Stock Outstanding
  Prior to this Offering.... 2,391,338 shares of Common Stock(1)

  After this Offering....... 3,391,338 shares of Common Stock(2)

Warrants Outstanding:
  Prior to this Offering.... 600,000(3)

  After this Offering....... 1,600,000 (4)

Use of Proceeds............. Repayment of $600,000 Bridge Notes, plus accrued interest of approximately $15,000, capital expenditures estimated at $400,000 with the balance being used for working capital and general corporate purposes. See "Use of Proceeds."

Risk Factors................ This Offering involves a high degree of risk and immediate substantial dilution and should not be made by investors who cannot afford the loss of their entire investment. See "Risk Factors" and "Dilution."

Proposed Nasdaq Symbols(5):
   Common Stock............. CTWO
   Warrants................. CTWOW

(1) Does not include (i) 82,500 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, of which 40,500 shares were subject to outstanding options as of January 28, 1998; (ii) 625,000 shares of Common Stock reserved for issuance on exercise of options issued to employees, directors and consultants of the Company; and (iii) 600,000 shares of Common Stock issuable upon exercise of the warrants issued in connection with the Company's Bridge Financing. See "Capitalization-Bridge Financing," "Management-Stock Plans," "Description of Securities" and "Underwriting."

(2) Represents the shares of Common Stock included in the securities offered hereby and currently outstanding Common Stock, and does not include: (i) 200,000 shares of Common Stock issuable upon exercise of the Representative Warrants and the underlying Warrant Securities; (ii) 82,500 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan, of which 40,500 shares were subject to outstanding options as of January 28, 1998; (iii) 625,000 shares of Common Stock reserved for issuance upon exercise of options issued to employees, directors and consultants of the Company, and (iv) 600,000 shares of Common Stock issuable upon exercise of the warrants issued in connection with the Company's Bridge Financing. See "Capitalization-Bridge Financing," "Management-Stock Plans," "Description of Securities" and "Underwriting."

(3) Represents 600,000 warrants issued in connection with the Company's Bridge Financing. See "Capitalization-Bridge Financing".

(4)  Does not include 100,000 Warrants included in the Warrant Securities.

(5) Notwithstanding initial quotation on Nasdaq, there can be no assurance that an active trading market for the Company's securities will develop or, if developed, that it will be sustained.

                             SUMMARY FINANCIAL DATA

                                Period from September 17,
                                   1996 (inception) to        Nine Months Ended
                                       December 31,             September 30,
                                           1996                      1997
                                 ----------------------       -----------------
STATEMENTS OF
OPERATIONS DATA:
Revenues ...................          $     9,798             $    79,283
Gross profit ...............                3,498                  32,389
Operating loss .............              (44,338)             (1,433,294)
Net loss ...................              (44,338)             (1,434,894)
Pro forma net loss per share          $     (0.02)            $     (0.50)
Shares used in computing pro
forma net loss per share(6).            2,874,255               2,874,255

                                                     September 30, 1997
                                                     ------------------
BALANCE SHEET DATA:                                                   As
                                                Actual            Adjusted(7)
                                                ------            -----------
Cash..................................        $  65,863        $   4,986,043
Working capital.......................          (40,471)           4,894,709
Total assets..........................          242,638            5,162,818
Total liabilities.....................          151,254              136,254
Total stockholders' equity............           91,384            5,026,564


----------
(6) Gives effect to the issuance of Common Stock and Common Stock equivalents at prices below the offering price per share during the twelve months preceding the initial filing of the Company's Registration Statement and through the effective date of the initial public offering, using the treasury stock method, as if outstanding since the beginning of each period presented. See Note 1 to Financial Statements.

(7) As adjusted to reflect the net proceeds from the sale of 1,000,000 Shares and 1,000,000 Warrants offered hereby at an assumed initial public offering price of $6.00 per Share and $0.10 per Warrant, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of a portion of the net proceeds therefrom to repay the Bridge Notes and interest accrued thereon.

                                  RISK FACTORS


        An investment in the securities offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered by this Prospectus. Except for the historical information contained herein, the information in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as with respect to the Company's plans, objectives, expectations, intentions and strategies. The actual results could differ materially from those discussed herein. The factors that could affect such results or contribute to such differences include the following items as well as other information discussed elsewhere in this Prospectus.


LIMITED OPERATING HISTORY; LIMITED EXPERIENCE IN YEAR 2000 SOLUTIONS

        The Company was founded in September 1996, has a very limited operating history and is in the development stage. As a result, the Company's operations to date have not produced significant revenues, and there can be no assurance that the Company will generate any future revenues from the sale of its services or products.

        The Company has limited experience in providing Year 2000 solutions. Although the Company is in the process of completing its initial assessment projects, the Company has not completed a large scale Year 2000 conversion project. There can be no assurance that the Company will be successful in completing large scale conversions, that the Company will not experience delays or failures in providing its Year 2000 solutions or that the Year 2000 solutions will be effective. The failure of the Company's Year 2000 solutions to function properly or the existence of errors or bugs following completion of a Year 2000 conversion project could necessitate significant expenditures by the Company in order to attempt to remedy the problems. The consequences of failures, errors and bugs could have a material adverse effect on the Company's business, operating results and financial condition.

HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING; GOING CONCERN
OPINION

        The Company has experienced significant operating losses since its inception in September 1996. As of September 30, 1997, the Company's accumulated deficit was approximately $1,479,000, which includes a non-recurring non-cash charge of approximately $1.2 million, as a result of sales of equity securities to key employees at less than deemed value for financial statement purposes. Losses have been principally the result of the various costs associated with the Company's selling, general and administrative expenses as the Company commenced operations, acquired its technology rights and began marketing activities. The Company expects that it will incur operating losses over at least the next year. The Company believes that the net proceeds from this Offering, together with its existing capital resources, will enable it to fund its operations for 12 to 18 months following completion of the Offering. The Company will be required to seek additional capital to continue its operations beyond that time. If available, the additional capital may result in dilution to the purchasers of the Shares and Warrants and underlying securities offered hereby. The Company has no commitments for any future funding, and there can be no assurance that the Company will be able to obtain additional capital in the future. If the Company is unable to obtain the necessary capital, it will be required to significantly curtail its activities or cease operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


        The report of the Company's independent auditors includes an explanatory paragraph that describes the substantial doubt as to the ability of the Company to continue as a going concern. The Company's proposed operations are subject to numerous risks associated with establishing any new business, including unforseeable expenses, delays and complications, as well as specific risks of the computer consulting services industry. There can be no assurance that the Company will achieve profitable operations. See the "Financial Statements and Notes" thereto.

INTENSE INDUSTRY COMPETITION; COMPETITIVE DISADVANTAGES

        The market for Year 2000 solutions is highly competitive and is expected to become increasingly competitive as the year 2000 approaches. The Company's lack of resources and proven results makes it extremely vulnerable to competition from larger companies, all of which benefit from greater recognition, larger lists of reference clients and significantly greater financial, technical and marketing resources. Leading competitors have proven products which can provide them with a significant advantage over the Company because the Company's services have not been widely deployed and therefore present potential customers with uncertainty not associated with existing solutions from larger companies. In addition, many of the Company's potential clients are reluctant to choose small companies as key suppliers or service providers due to concerns about long term viability and, especially with respect to Year 2000 conversion projects, the consequences to the organization of a failure of a proposed solution. There can be no assurance that the Company will overcome these disadvantages.

        There can be no assurance that competitors will not develop new products or services or improve their existing products or services which, when combined with their existing market presence, would make the Company's solutions obsolete or unmarketable. Any such development would have a material adverse effect on the Company. The Company also expects that competition will arise from new competitors and from new technological approaches adopted by new and existing competitors. Competitive technologies may be developed which could make the Company's services obsolete or of diminished utility, thereby materially adversely affecting the Company. If the Company is unable to respond to the challenges of competition, there can be no assurance that the Company would be able to achieve or maintain profitability at a level required to support its survival or growth. See "Business -- Competition."

UNCERTAIN AND UNDEVELOPED MARKET

        The primary focus of the Company's services is resolving the Year 2000 problem. Although the Company believes that the demand for Year 2000 consulting services will grow significantly as the year 2000 approaches, there can be no assurance that this demand will increase to the extent anticipated by the Company, if at all. Although the public and the business community appear to be gaining awareness of the scope of the Year 2000 problem, companies may not be willing or able to allocate the resources to address this problem in a timely manner. Many companies may attempt to resolve the problem internally rather than contract with firms such as the Company. As a result, demand for the Company's Year 2000 solutions is uncertain and unpredictable. If the demand for the Company's Year 2000 solutions fails to grow, or grows more slowly than anticipated, the Company's business, operating results and financial condition could be materially adversely affected.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; CHARGE TO EARNINGS

        At least initially, the Company expects to derive a substantial portion of its revenues from a relatively small number of contracts. As a result, a small delay during a quarter in the achievement of milestones triggering payment to the Company could have a material adverse effect on the Company's revenues and results of operations for that quarter. In addition, the Company's need to expand its facilities and the need for continued investment by the Company in research, development, marketing, customer service and support capabilities will limit the Company's ability to reduce expenses in response to any such decrease in sales. Moreover, because customer purchase orders are subject to cancellation or rescheduling by the customer, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. If the Company's anticipated level of revenues is not achieved for a particular period, the Company's operating results could be adversely affected by its inability to reduce costs. The impact of these and other factors on the Company's operating results in any future period cannot be accurately forecast. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


        Upon completion of the Offering and repayment of the Bridge Notes, an extraordinary charge representing the combined debt discount and deferred finance charge of approximately $135,000 will be charged to operations in the quarter in which the Offering will be completed, anticipated to be the first quarter of 1998. This will result in a significant decrease in earnings which the Company might have otherwise achieved in this period. See "Capitalization--Bridge Financing."

COMPLEX SALES CYCLE

        Sales of the Company's Year 2000 solutions are characterized by a relatively complex sales cycle due to such factors as the magnitude of the expenses associated with implementation of a comprehensive solution at most organizations, the substantial time required by potential customers to evaluate the Company's solutions and those of competitors, and the potential consequences to the organization of a wrong decision, all of which suggest that the decision will ultimately be made at a level in an organization that is relatively higher than would otherwise be involved in information system matters. As a result, the Company will likely be required to devote additional sales and marketing efforts to concluding sales decisions.

NEED TO DEVELOP NEW PRODUCTS AND SERVICES

        The Company currently generates substantially all of its revenues from, and devotes most of its resources to, its Year 2000 solutions. Although the Company believes that the demand for its Year 2000 solutions will continue to exist for a limited period of time after the Year 2000, this demand will diminish significantly over time and will eventually disappear. Therefore, the Company plans to actively pursue business opportunities unrelated to the Year 2000 problem in the computer software and consulting market, and to develop products and services to take advantage of those opportunities. The Company believes that its future success will depend upon its ability to develop and enhance its relationships with customers so that it will continue to be called upon to assist in data conversion projects following the year 2000. To the extent product offerings and services provided by the Company are based upon anticipated changes, sales of such products and services may be adversely affected if other technologies become accepted in the industry. If the Company does not successfully introduce new products or services in a timely manner, any competitive position the Company may develop would be lost and the Company's sales, would be reduced. There can be no assurance that the Company will be able to develop and introduce enhanced or new products or services which satisfy customer needs and achieve market acceptance. The Company intends to use a portion of the proceeds of the Offering to finance its own research and development activities. The failure of the Company to implement a successful research and development program would have a material adverse effect upon its business and prospects.

DEPENDENCE ON LICENSES AND THIRD PARTY TECHNOLOGY

        Substantially all of the tools that the Company uses to provide its Year 2000 solutions are licensed from third parties. The Company's proprietary software, as well as licensed software, is designed to work on or in conjunction with certain third party hardware and/or software products. If any of these licensors or third party vendors were to discontinue making their products available to the Company, or to increase materially the cost to the Company to acquire, license or purchase the products, or if a material problem were to arise in connection with the ability of the Company to use and operate with third party hardware and/or software products, the Company would be required to redesign its solutions to function with or on alternative third party products or attempt to develop internally a replacement for the third party products. In such an event, interruptions in the availability or functioning in the Company's Year 2000 solutions and delays in the introduction of new products and services may occur until equivalent technology is obtained. There can be no assurance that alternative sources of suitable technology would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop alternative technologies or products on a timely basis and at a reasonable cost could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER AND SUPPLIER CONCENTRATION; UNCERTAINTY OF FOLLOW-ON BUSINESS


        A large portion of the Company's revenues have been dependent on a few customer projects. The Company derived approximately 91% of its revenues for the nine months ended September 30, 1997 from three customers and 100% of its revenues for the period ended December 31, 1996 from one customer. Correspondingly, as of September 30, 1997, 100% of the Company's accounts receivable balance related to two customers and as of December 31, 1996, 100% of the Company's accounts receivable balance related to one customer. In addition, the Company has experienced a supplier concentration, with 99% of its total cost of revenues for the nine months ended September 30, 1997 resulting from purchases from three suppliers, and 100% of its total cost of revenues for the period ended December 31, 1996 resulting from purchases from one supplier. The Company expects that as it continues to develop, it will continue to derive a majority of its revenues from a small number of customers and to incur the majority of its cost of revenues with a small number of suppliers. Therefore, a loss of any significant customer or supplier could have a material adverse effect on the Company's business, financial condition or results of operations. See "Financial Statements and Notes" thereto.

        At the conclusion of a project by the Company, that customer may not have an immediate need for follow-on services or additional projects on the same scale. The Company does not enter into long term or volume service contracts with its customers, and customers may discontinue further purchases of the Company's services at any time. There can be no assurance that any of the Company's customers will require the Company's services or products in the future, or if they do, that they will engage the Company to perform such services or provide such products. The failure of any of the Company's significant customers to meet their obligations to the Company would have a material adverse effect on its business, financial condition and results of operations. To maintain or increase existing levels of revenues, the Company must identify and book projects with other companies in its existing base of customers or with new customers. There can be no assurance that any of the Company's current customers will engage the Company for projects in the future or that the Company will be able to obtain additional new customers.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

        The Company relies on trade secret and copyright protection for its products and technology. The Company believes that its licensors use similar means of protecting their technologies.

        In the absence of significant proprietary protection, competitors may be able to copy the Company's technology or design approaches, replicate its processes or gain access to its trade secrets. Moreover, there can be no assurance that competitors will not be able to develop technologies similar to or more advanced than the Company's or design around any protected aspects of the Company's technology rights. No assurance can be given that the Company's current or future products or services will not infringe on the rights of others.

        There has been substantial litigation regarding intellectual property rights in computer software related industries. In the future, litigation may be necessary to enforce technological rights of the Company, to protect trade secrets or know-how owned or licensed by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation would likely result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's business, financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from providing its services, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.
See "Business -- Intellectual Property Rights."

        The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others.

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF EXPANDING OPERATIONS

        The Company's success will, to a large extent, depend upon the continued services of its executive officers who have limited experience at managing a business like the Company's. Two of the Company's four executive officers have only been with the Company since June 1997 and one of the Company's executive officers has only been with the Company since September 1997. The loss of services of any of these executive officers would materially and adversely affect the Company. The Company's employment agreements with its key personnel may be terminated by either party, with or without cause, with the exception of Mr. Whalen's. Mr. Whalen's employment agreement has a term of five years, expiring in May 2002, and limits the Company's ability to terminate him, except for cause, and provides for six months severance pay, unless Mr. Whalen voluntarily resigns his position. The Company has key man life insurance in the amount of $1,000,000 on Mr. Whalen.

        The Company's plans to expand its business are expected to place a significant strain on the Company's management, operational and financial resources and systems. To manage its expanding operations, the Company must, among other things, improve its operational, financial and management information systems, including its billing, accounts receivable and payable tracking, fixed assets and other financial management systems. The Company must also attract, retain and train additional highly qualified management, technical, sales and marketing and customer support personnel. The process of locating such personnel with the combination of skills and attributes required to implement the Company's strategy is often lengthy. The loss of the services of key personnel, or the inability to attract and train additional qualified personnel, could have a material adverse effect upon the Company's business and results of operations.

RISKS ASSOCIATED WITH POTENTIAL UNSPECIFIED ACQUISITIONS

        The Company plans to acquire assets or businesses complimentary to its operations, although no specific acquisitions are currently in negotiation or planned. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's business, the inability of the Company's management to maximize the financial and strategic position of the Company by the incorporation of acquired technology or business into the Company's service offerings, the difficulty of maintaining uniform standards, controls, procedures and policies, the potential loss of key employees of acquired companies, and the impairment of relationships with employees and customers as a result of changes in management. No assurance can be given that the Company will undertake acquisition activities, will complete any acquisitions, or that if an acquisition does occur it will not materially and adversely effect the Company or will be successful in enhancing the Company's business. If the Company proceeds with one or more significant acquisitions, a substantial portion of the Company's available cash, including proceeds of this Offering, could be used to consummate those transactions. Alternatively, stockholders of the Company could suffer significant dilution of their ownership interest in the Company. The accounting for business acquisitions of the type of businesses that would likely be attractive acquisition candidates for the Company is likely to involve the recognition of significant goodwill and intangible assets in connection with the acquisition and, as a result, would typically result in substantial amortization of the charges against the Company's reported financial results.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

        A key component of the Company's strategy is its planned expansion into international markets. The Company has no previous experience in working with international customers and there can be no assurance that the Company will be able to successfully market, sell and deliver its products and services in these markets. In addition to the uncertainty as to the Company's ability to create an international presence, there are risks inherent in doing business on an international level, such as unexpected changes and regulatory requirements, export restrictions, export controls, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, and potential adverse tax consequences that could adversely effect the Company's international operations, any one of which could have a material adverse effect on the Company's business, financial conditions and results of operations.

POTENTIAL LIABILITIES ASSOCIATED WITH YEAR 2000 SERVICES

        The Company's Year 2000 solutions involve key aspects of its client's computer systems. A failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. The Company attempts to limit by contract, both with its customers and with the parties that license technology to the Company, its liability for damages arising in rendering its products and services. Despite this precaution, there can be no assurance that the limitations of liabilities set forth in its contracts would be enforceable or would otherwise protect the Company from liability for damages. There can be no assurance that the Company will be able to obtain or maintain insurance coverage for such liabilities, that such coverage will continue to be available on acceptable terms, or that such coverage will be available in amounts to cover one or more large claims. The assertion of claims against the Company that exceed available insurance coverage, or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, financial condition and results of operation. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any contract liability claim or litigation against the Company could, therefore, have a material adverse effect on the Company's business, financial condition or results of operations.

BROAD DISCRETION AS TO USE OF PROCEEDS

        With the exception of approximately $615,000 for repayment of the Bridge Notes including interest accrued thereon, the net proceeds to the Company from this Offering will be used, as determined by management in its sole discretion, for sales and marketing activities, facilities and capital expenditures, personnel related costs, working capital and general corporate purposes, as well as for the possible acquisition of or investment in complimentary businesses and technologies. Investors in this Offering will rely upon the judgment of the Company's management with respect to the use of proceeds, with only limited information concerning management's specific intentions. See "Use of Proceeds."

IMMEDIATE AND SUBSTANTIAL DILUTION


        The initial public offering price of the Shares is substantially higher than the tangible book value per share of Common Stock. Investors purchasing Shares in this Offering will therefore incur immediate, substantial dilution of $4.65 per share, or 76% of the estimated initial public offering price. To the extent that the Warrants, the Representative Warrants, or outstanding stock options are exercised, there will be further dilution. See "Dilution."


LIMITATION OF LIABILITY

        Due to the limitations on the liability of officers and directors contained in the Company's charter documents and agreements between the Company's officers and directors and the Company, stockholders may have limited or no monetary recourse against such officers and directors for their negligent actions. See "Management -- Limitation of Liability and Indemnification."

CONCENTRATION OF SHARE OWNERSHIP AND VOTING POWER

        Following the Offering, the directors and officers of the Company will control approximately 62% of the voting power and will be able to elect all of the Company's directors and, hence, will be able to control the affairs of the Company. In addition, the directors and officers of the Company will, subject to certain limitations imposed by applicable law, be able to, among other things, amend the Company's Certificate of Incorporation and By-laws and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of any proposals relating to a merger of the Company or an acquisition of the Company by another entity, in each case without the approval of any of the Company's other stockholders. See "Principal Stockholders" and "Description of Securities."

POTENTIAL ADVERSE EFFECT OF AUTHORIZED BUT UNISSUED PREFERRED STOCK ON HOLDERS OF COMMON STOCK; ANTI-TAKEOVER EFFECTS

        The Board of Directors has authority to issue up to 1,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Securities."

NO PRIOR TRADING MARKET; POTENTIAL PRICE VOLATILITY

        Prior to the Offering there has been no public market for the Shares, the Warrants or any of the underlying securities, and there can be no assurance that an active market will develop or be sustained. The initial public offering prices of the Shares and Warrants and the terms of the Warrants have been negotiated between the Company and the Underwriters and are not related to the Company's asset value, net worth or results of operations, and may not be indicative of future market prices. See "Underwriting" for information related to the method of determining the initial public offering prices.

        The Company believes factors such as quarterly fluctuations in results of operations, announcements of new orders by the Company and changes in either earnings estimates of the Company or investment recommendations by stock market analysts may cause the market price of the Shares, the Warrants and the underlying securities to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations which are likely to continue. These broad market and industry fluctuations may adversely affect the market price of the Shares, the Warrants and the underlying securities.

POSSIBLE DELISTING FROM NASDAQ SMALLCAP MARKET AND MARKET ILLIQUIDITY

        While the Company's Common Stock and Warrants are expected to meet the current Nasdaq SmallCap Market initial listing requirements, there can be no assurance that such securities will meet the continued listing requirements. Under criteria that will come into effect in early 1998 for continued inclusion on the Nasdaq SmallCap Market, (i) the Company will have to maintain at least $2,000,000 in net tangible assets or $35,000,000 market capitalization or achieve net income of $500,000 for two of the last three years, (ii) the minimum bid price of the Common Stock will have to be $1.00 per share, (iii) there must be at least 500,000 shares in the public float valued at $1,000,000 or more,
(iv) the Common Stock must have at least two active market makers, and (v) the Common Stock must be held by at least 300 holders.

        If the Company is unable to satisfy the Nasdaq SmallCap Market's maintenance requirements, its securities may be delisted from the Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock and Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

        The Shares, the Warrants and the underlying securities have not been qualified or registered in all states and will not be eligible for trading unless an exemption from the qualification or registration requirements is available. There can be no assurance that any such exemption will become available in any jurisdiction.

POSSIBLE RESTRICTIONS ON MARKET MAKING ACTIVITIES IN THE COMPANY'S SECURITIES

        The Representative has advised the Company that the Representative intends to make a market in the Company's securities. Regulation M of the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "1934 Act") may prohibit the Representative from engaging in any market making activities with regard to the Company's securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Representative of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Representative may have to receive a fee for the exercise of Warrants following such solicitation. As a result, the Representative may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable. Any temporary cessation of such market-making activities could have an adverse effect on the market price of the Company's securities.

RISK OF PENNY STOCK

        The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        The foregoing penny stock restrictions will not apply to the Company's securities if (i) they are listed on the Nasdaq SmallCap Market, (ii) certain price and volume information is publicly available on a current and continuing basis, and (iii) the Company meets certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the penny stock restrictions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

LIMITED OFFERING EXPERIENCE OF UNDERWRITER

        The Representative has been in business since May 1996. Prior to this Offering, the Representative has only co-managed one other offering of securities and has acted as an underwriter in several other offerings. There can be no assurance that the Representative's limited offering experience and small size relative to other broker-dealers will not adversely affect this Offering or the subsequent development, if any, of a trading market for the Common Stock and Warrants. See "Underwriting."

POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS

        During the four-year period commencing one year from the date of this Prospectus, the Warrants may be redeemed by the Company, with the Representative's prior written consent, at a redemption price of $.01 per Warrant upon not less than 30 days' notice if the closing bid price of the Common Stock is at least 150% of the then current exercise price of the Warrants for 20 consecutive trading days ending on the third day prior to the Notice of Redemption. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price (which will likely be adversely affected by the impending redemption of the Warrants) when they might otherwise wish to hold the Warrants, or to accept the redemption price, which, at the time the

Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants. See "Description of Securities -- Warrants."

CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE WARRANTS

        Holders of Warrants will only be able to exercise the Warrants if (i) a current prospectus under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities underlying the Warrants is then in effect and
(ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company has undertaken to use its best efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Warrants, there can be no assurance that the Company will be able to do so. There also can be no assurance that exemptions from the registration or qualification requirements of those states in which the Company's securities are not currently registered or qualified will be available at the time a Warrant holder wishes to exercise his or her Warrant. The value of the Warrants may be greatly reduced if a current prospectus, covering the securities issuable upon the exercise of the Warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside. See "Description of Securities -- Warrants."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

        Immediately following this Offering, there will be an aggregate of 3,391,338 shares of Common Stock outstanding. Of these shares, the 1,000,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 2,391,338 shares, and any shares issued upon exercise of the Bridge Warrants or stock options, were or will be sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are or will be "restricted" securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act.

        Holders of the Warrants will be entitled to purchase an aggregate of 1,000,000 additional shares of Common Stock upon exercise of the Warrants at any time during the four year period commencing one year from the date of this Prospectus, provided that the Company satisfies certain securities registration and qualification requirements with respect to the securities underlying the Warrants. Any and all shares of Common Stock purchased upon exercise of the Warrants will be freely tradable, provided such registration requirements are met.

        The holders of the Representative Warrants have been granted registration rights with respect to all shares purchased upon exercise of the Representative Warrants and the underlying securities. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this Offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

NO DIVIDENDS ANTICIPATED

        The Company has never paid any cash dividends on its Common Stock. The Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of the Common Stock will be paid. See "Dividend Policy."

                                 USE OF PROCEEDS

        The net proceeds to the Company from the sale of the 1,000,000 Shares and 1,000,000 Warrants offered by the Company hereby are estimated to be approximately $4,962,000 ($5,758,050 if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $6.00 per Share and $0.10 per Warrant and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects that net proceeds will be utilized as follows:



                                                         Approximate Amount  Percentage of
                     Application                          of Net Proceeds     Net Proceeds
                     -----------                         ------------------    ------------
Sales and Marketing
    Compensation and related expenses......................       $  900,000
    Advertising, promotion and business development........       $  293,000
                                                                  ----------
                                                                  $1,193,000        24%
                                                                  ----------
Facilities and Capital Outlay
    Facility expansion/relocation..........................       $  600,000
    Equipment..............................................       $  400,000
                                                                  ----------
                                                                  $1,000,000        20%
                                                                  ----------
Hiring Personnel (advertising, recruiting, training
and other associated costs) ................................      $1,217,000        25%
Repayment of Bridge Notes and Interest (1).................       $  615,000        12%
Officers' Salaries.........................................       $  480,000        10%
Working Capital............................................       $  457,000         9%
                                                                  ----------       ---
    Total ..................................................      $4,962,000       100%
                                                                  ==========       ===


----------
(1) Includes accrued interest. The Bridge Financing was completed in October 1997, with the proceeds used to finance operations and provide working capital to the Company.

        The foregoing represents the Company's best estimate of its allocation of the net proceeds of the Offering. This estimate is based upon certain assumptions, including that no events occur which would cause the Company to abandon any particular efforts, that competitive conditions remain stable, that the Company's product and service activities will occur as projected and that revenue levels and headcount do not differ materially from management's expectations. The amounts actually expended for each purpose may vary significantly in the event any of these assumptions prove inaccurate. The Company reserves the right to change its use of proceeds, as unanticipated events may cause the Company to redirect its priorities and reallocate the proceeds accordingly.

        A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. While from time to time the Company may evaluate potential acquisitions of such businesses, products or technologies, there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies.

        Any additional proceeds received upon exercise of the Over-Allotment Option, the Representative Warrants or the Warrants will be added to working capital. Pending utilization, the net proceeds of the Offering will be invested in short-term, interest-bearing investments.

                                 DIVIDEND POLICY

        The Company has not paid any cash dividends on its Common Stock. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company (i) at September 30, 1997, (ii) on a pro forma basis to reflect the completion of the Bridge Financing, and (iii) as adjusted to reflect the sale of the 1,000,000 Shares and 1,000,000 Warrants offered hereby at an assumed public offering price of $6.00 per Share and $0.10 per Warrant, the application of a portion of the estimated net proceeds therefrom to repay Bridge Notes and accrued interest, and an extraordinary charge to operations of approximately $135,000 in connection with the Bridge Notes, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                            September 30, 1997
                                                          -----------------------------------------------
                                                            Actual            Pro Forma        As Adjusted
 Bridge Notes payable (1)..............................   $        --       $   492,000       $        --
                                                          -----------       -----------       -----------
Stockholders' Equity:
 Preferred Stock - par value $.001; 1,000,000 shares
 authorized; no shares issued and outstanding,
 actual, pro forma and as adjusted .................               --                --                --
 Common Stock - par value $.001; 10,000,000 shares
 authorized; 2,391,338 shares issued and
 outstanding, actual and pro forma; 3,391,338
 shares issued and outstanding as adjusted (2) .....            2,391             2,391             3,391
 Additional paid-in capital ........................        1,697,391         1,697,391         6,558,391
 Warrants to acquire Common Stock ..................               --           108,000           208,000
 Accumulated deficit ...............................       (1,479,232)       (1,479,232)       (1,614,052)
 Deferred compensation .............................         (129,166)         (129,166)         (129,166)
                                                          -----------       -----------       -----------
     Total stockholders' equity ....................           91,384           199,384         5,026,564
                                                          -----------       -----------       -----------
       Total capitalization ........................      $    91,384       $   691,384       $ 5,026,564
                                                          ===========       ===========       ===========


----------
(1) The Bridge Notes were issued in October 1997 and are payable on the earlier of September 30, 1999 or the completion of the Offering. See Note 4 of the Notes to Financial Statements.

(2) Does not include 2,465,500 shares issuable upon exercise of outstanding warrants and options, or 42,000 shares reserved for future stock option grants.

BRIDGE FINANCING

        In October 1997, the Company completed the Bridge Financing in which it sold, to 36 accredited investors, an aggregate of $600,000 principal amount of Bridge Notes and 600,000 Bridge Warrants and received net proceeds of approximately $573,000 (after expenses of such offering). The Bridge Warrants entitle the holders thereof to purchase, during the one-year period beginning one year after completion of this Offering, one share of Common Stock at a purchase price of the lower of (i) $4.00 per share or (ii) 2/3 of the offering price to the public of a Share and a Warrant. The only executive officer of the Company to participate in the Bridge Financing was Frank Vukmanic, the Company's Senior Vice President, Sales and Marketing.


        For financial statement purposes, the Bridge Financing has been allocated $108,000 to warrants, $492,000 to Bridge Notes payable and $27,000 to deferred finance charges. The Bridge Notes are payable, together with interest at the rate of 10% per annum, on the earlier of September 30, 1999 or the closing of the Offering. The resulting $135,000 of combined debt discount and deferred finance charges will be charged to expense using the interest method over the term of the Bridge Notes or as an extraordinary item upon the retirement of the Bridge Notes, currently expected to occur in the first quarter of 1998 with the proceeds of the Offering. See "Use of Proceeds."

                                    DILUTION

        The pro forma net tangible book value of the Company as of September 30, 1997 was $78,432 or $0.03 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of outstanding shares of Common Stock. The pro forma adjustment to the historical net book value gives effect the completion of the Bridge Financing. See Notes to Financial Statements. After giving effect to the sale of 1,000,000 Shares and 1,000,000 Warrants offered hereby at an assumed initial public offering price of $6.00 per Share and $0.10 per Warrant (after deducting underwriting discounts, commissions and other estimated offering expenses, anticipated to aggregate $1,138,000), and repayment of the Bridge Financing, the net tangible book value of the Company, as adjusted, at September 30, 1997 would have been $4,932,432 or $1.45 per share. This represents an immediate increase from pro forma net tangible book value per share to pro forma net tangible book value per share, as adjusted, of $1.42 per share to existing stockholders and an immediate dilution of $4.65 per share to new investors purchasing Shares and Warrants in this Offering or 76% of the estimated initial public offering price. The following table illustrates this per share dilution:





Initial public offering price per
  Share and Warrant...................                                    $6.00

    Pro forma net tangible book value per share
        as of September 30, 1997 before the Offering....     $  .03

    Increase per share attributable to new investors....       1.42
                                                               ----

    Pro forma net tangible book value per share
        as of September 30, 1997 after the Offering....                    1.45
                                                                          -----
Dilution per share to new investors....................                   $4.65
                                                                          =====

        The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $6.00 per Share and $0.10 per Warrant:


                                                                                 AVERAGE
                                    SHARES PURCHASED     TOTAL CONSIDERATION    PRICE PER
                                     NUMBER    PERCENT    AMOUNT      PERCENT     SHARE
                                   ---------   ------    ----------   ------    --------

Existing stockholders.........     2,391,338     70.5%   $1,570,616     20.7%   $    .66

New investors.................     1,000,000     29.5%    6,100,000     79.5%       6.10
                                   ---------    -----    ----------   ------    --------
     Total:...................     3,391,338    100.0%   $7,670,616    100.0%   $   2.26
                                   =========    =====    ==========   ======    ========


        The above computations assume no exercise of options or warrants to purchase shares of Common Stock. As of January 28, 1998, there were outstanding options to purchase 665,500 shares of Common Stock at a weighted average exercise price of $3.12 share and outstanding warrants to purchase 600,000 shares of Common Stock at a weighted average exercise of $4.00 per share. The above computations also exclude 200,000 shares of Common Stock issuable upon exercise of the Representative Warrants and the Warrants included therein. To the extent outstanding options or warrants are exercised in the future, there will be further dilution to new investors. See "Capitalization--Bridge Financing," "Management--Stock Plans" and Notes 2 and 4 to Financial Statements.

                             SELECTED FINANCIAL DATA

        The selected historical financial data set forth below is qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto and the discussion thereof included elsewhere in this Prospectus.

        The following selected statement of operations data for the period from inception (September 17, 1996) through December 31, 1996 and the balance sheet data as of December 31, 1996 are derived from the financial statements of the Company, included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data presented below for the nine months ended September 30, 1997, and the period from inception (September 17,1996) through September 30, 1997, and the balance sheet data as of September 30, 1997, are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited statement of operations data and balance sheet data have been prepared by the Company on a basis consistent with the Company's audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended September 30, 1997, are not indicative of results to be expected for the year ending December 31, 1997 or for any future period.


                                      Period from                            Period from
                                       inception         Nine Months    inception (September 17,
                                  (September 17, 1996)      Ended                1996)
                                  through December 31,  September 30,    through September 30,
                                          1996               1997                1997
                                          ----               ----                ----
STATEMENTS OF OPERATIONS DATA:
  Revenues ...................      $     9,798         $    79,283         $    89,081
  Cost of revenues ...........            6,300              46,894              53,194
                                    -----------         -----------         -----------
  Gross profit ...............            3,498              32,389              35,887

  Selling, general and
  administrative expenses ....           47,836           1,465,683           1,513,519
                                    -----------         -----------         -----------

  Operating loss .............          (44,338)         (1,433,294)         (1,477,632)
  Net loss ...................      $   (44,338)        $(1,434,894)        $(1,479,232)
                                    ===========         ===========         ===========
  Pro forma net loss per share      $     (0.02)        $     (0.50)
                                    ===========         ===========
  Shares used in computing pro
  forma net loss  per share ..        2,874,255           2,874,255
                                    ===========         ===========


BALANCE SHEET DATA
(AT PERIOD END):

  Cash .....................        $    16,467         $    65,863
  Working capital ..........             94,352             (40,471)
  Total assets .............            144,397             242,638
  Total liabilities ........             31,235             151,254
  Total stockholders' equity            113,162              91,384

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

        The Company has developed relationships with leading providers of Year 2000 software products, two international hardware manufacturers, and a multinational consulting organization, thereby enabling C2i to provide solutions to its customers from a wide variety of service choices and alternatives intended to match their specific needs in achieving Year 2000 compliance. The Company was founded in 1996, has a very limited operating history and is in the development stage. As a result, the Company's operations to date have not produced significant revenues.

        In view of the early stage of the Company's development, the expected changes in the development costs related to the Company's Year 2000 solutions, and the anticipated increases in its selling, general and administrative expenses associated with its anticipated increased activity levels, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

        In order to identify, capture and meet the anticipated demand for Year 2000 solutions, the Company will need to expand its workforce and facilities. The Company expects to begin incurring expenses relating to this expansion before it begins to generate revenue of any significance.

        Specifically, the Company expects to incur or experience notable increases in (i) salary, commission, consulting fees, placement fees, travel, marketing, and office expenses associated with expanding its direct sales force:
(ii) personnel, training, placement fees, rent and other occupancy expenses, to build its technical operations team; and, (iii) personnel, rent and other occupancy expenses, professional fees and general overhead expenses associated with the creation of a general and administrative infrastructure necessary to support the anticipated future growth.

        In late September 1997, the Company hired its first two regional sales representatives and began selling activities. Given the complex nature of the sales cycle and the expected length of time typically required for a potential customer to conclude its purchase decision related to a comprehensive Year 2000 solution, the Company currently has no backlog of signed customer orders. The Company is in the process of negotiating contracts with half a dozen potential clients. The Company has submitted at least twice as many additional proposals to potential clients, which have not yet progressed to the contract negotiation stage. The Company does not expect to realize any significant revenues before the end of the first quarter of 1998. There can be no assurance that the Company will successfully conclude any of these negotiations and realize revenues related to these or other potential customers.

        The Company began its workforce expansion in the third quarter of 1997, and expects this to continue throughout 1998. The Company commenced payment in December 1997 of salaries to its officers. Prior to December 1997, the Company had not incurred any significant cash compensation for its officers since its inception. The Company has recognized a charge of approximately $1.2 million for non-cash compensation expense to officers. The Company expects to incur additional non-cash compensation expenses related to previous grants of stock options at exercise prices below their deemed values. Future compensation expenses are also expected to be significant in order to attract qualified individuals in the early stages of the Company's operations. The Company recently negotiated a lease agreement for a larger facility and relocated to this new facility in January 1998. Also, during the three months ending March 31, 1998, the Company expects to recognize an extraordinary charge to operations arising from the Bridge Financing of approximately $135,000, representing the combined debt discount and deferred finance charges. In addition, most of the Company's revenues are expected to be derived from a relatively small number of large-scale comprehensive Year 2000 conversion projects provided by the Company and its strategic partners. As a result, the Company's revenues and operating results are subject to substantial variations in any given year and from quarter to quarter. See "Risk Factors-Fluctuations in Quarterly Operating Results."

        The Company believes that a demand for its Year 2000 solution exists today and will continue to exist for some time after the Year 2000, although the demand will diminish significantly over time and will eventually disappear. The Company plans to continue actively pursuing business opportunities unrelated to the Year 2000 problem in the computer software and consulting market, with a focus on the conversion marketplace, and to develop products and services to take advantage of these opportunities. However, there can be no assurance that the Company will be able to successfully develop its Year 2000 business or expand its business beyond the Year 2000 conversion market. The failure to diversify and develop additional computer software and consulting services would materially adversely affect the Company's business, operating results and financial condition. See "Risk Factors--Need to Develop New Products and Technologies."

        Revenue associated with performance under contracts to provide Year 2000 computer consulting and reengineering services is recognized utilizing the percentage-of-completion method in the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that collection of the related receivable is probable. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. If the revised estimates indicate a loss, such loss will be provided for currently in its entirety. The costs of providing warranty and follow-on customer support related to services performed are currently non-existent. In the future such costs are not expected to be significant and will be accrued.

        The Company recognizes revenue from the sale of software and hardware products upon delivery of the product to customers, when collection is assured. Revenues on sales of software products to customers which require significant continued obligation from the Company are deferred until such obligations are no longer significant.

RESULTS OF OPERATIONS


        The following tables sets forth, for the periods indicated, certain items from the Company's statements of operations as a percentage of total revenue:

                                              PERIOD                                   PERIOD FROM
                                          FROM INCEPTION                                INCEPTION
                                          (SEPTEMBER 17,          NINE MONTH         (SEPTEMBER 17,
                                           1996) THROUGH         PERIOD ENDED         1996) THROUGH
                                           DECEMBER 31,         SEPTEMBER 30,         SEPTEMBER 30,
                                               1996                  1997                 1997
                                          ----------------     -----------------     ----------------
Revenues .................                  100.0%                  100.0%                  100.0%
Cost of revenues .........                   64.3%                   59.1%                   59.7%
                                            -----                  ------                  ------

Gross profit .............                   35.7%                   40.9%                   40.3%
Selling, general and .....
  administrative
  expenses ...............                  488.2%                 1848.7%                 1699.0%
                                            -----                  ------                  ------
Operating loss ...........                 (452.5%)               (1807.8%)               (1658.7%)
Provision for income taxes                   --                       2.0%                    1.8%
administrative expenses                     -----                  ------                  ------

Net loss .................                 (452.5%)               (1809.8%)               (1660.5%)
                                            =====                  ======                  ======

NINE MONTHS ENDED SEPTEMBER 30, 1997.

        Revenues. The Company's revenues of $79,283 consist primarily of consulting fees for services provided ($47,033) and fees received for the sale, license or use of software and hardware products ($32,250).

        Cost of Revenues. Cost of revenues consists primarily of personnel-related costs of providing software consulting services. Cost of revenues also includes third party royalties relating to licensed technology, and costs of products sold. Cost of revenues for the period ended September 30, 1997 was approximately 59% of revenues.

        Selling, general and administrative expenses. Selling, general and administrative expenses were $1,465,683 for the period ended September 30, 1997, which includes a charge of $1,199,999, recognized for financial statement purposes, as a result of sales of equity securities to key employees at below the deemed value. Other selling, general and administrative expenses related primarily to personnel and other occupancy expenses, overhead costs to support the growth in the Company's workforce, as well as continued increases in training, marketing and sales activities. The Company expects that such selling, general and administrative expenses will continue to increase in the fourth quarter 1997 and thereafter, as previously discussed herein.

FISCAL YEAR ENDED DECEMBER 31, 1996.

        Revenues. The Company was founded in September 1996 and as a result had limited revenues and related cost of revenues in the period ended December 31, 1996.

        Selling, general and administrative. Selling, general administrative expenses were $47,836 for the period ended December 31, 1996 and primarily related to costs incurred to establish the Company's infrastructure and internal operations.

LIQUIDITY AND CAPITAL RESOURCES

        Since inception, the Company has financed its operations primarily through the proceeds from the issuance of Common Stock and a Bridge Financing completed in October 1997. See "Capitalization--Bridge Financing". To date, the Company has raised approximately $960,000 in total from the sale and issuance of debt and equity securities, including warrants. Funds from these sources have been and are expected to continue to be used as working capital to fund the expansion of the Company's infrastructure and internal operations, including purchases of capital equipment and the hiring of additional personnel.

        The Company generated negative cash flow from operating activities of $41,343 and $126,856 in the period from inception (September 17, 1996) through December 31, 1996 and for the nine months ended September 30, 1997, respectively. The increase in the net cash used for operating activities in 1997 over 1996 is primarily attributed to a larger net loss for the nine months ended September 30, 1997 as a result of the continued expansion of the Company's operations, partially offset by an increase in accounts payable and accrued liabilities.

        The Company's investing activities have consisted primarily of equipment purchases to support the additional personnel being hired, and amounted to $23,028 and $28,309 for the periods ended December 31, 1996 and September 30, 1997, respectively. The Company currently has no significant commitments for capital expenditures, however, assuming the Company realizes an increased demand for its services, and a corresponding increase in personnel, future capital expenditures could be significant.

        Based on Management's current operating plan and anticipated personnel increases, the Company expect to invest approximately $400,000 over the next twelve months in capital equipment. This includes approximately $150,000 for general office equipment, furniture and fixtures and approximately $250,000 for computer equipment, including software. Because future capital expenditures will be directly affected by the Company's ability to achieve targeted revenue levels and successfully recruit qualified individuals, actual capital investment could vary substantially.

        The Company's financing activities provided $80,838 and $204,561 for the periods ending December 31, 1996 and September 30, 1997, respectively. The Company received an advance from a former stockholder of $45,000 in 1996. In addition, the Company sold an aggregate of $157,500 of equity in 1996, of which $60,000 was collected in 1996. In 1997, the remaining $97,500 was collected and additional equity was sold, providing the Company with an additional $200,000 in cash.

        As of September 30, 1997, the Company had cash of $65,863 and working capital of $(40,471). In October 1997, the Company completed a Bridge Financing of $600,000, which resulted in net proceeds to the Company of $573,000 (after deducting selling commissions and expenses of $27,000).

        The Company believes that net proceeds from the sale of Common Stock and Warrants offered hereby, together with existing cash and anticipated funds from operations will be sufficient to repay its Bridge Financing and to fund it capital expenditures, working capital and other cash requirements for at least the next twelve months. However, the Company expects to continue to experience operating losses and to have negative cash flow from operations for the foreseeable future. To the extent that the Company's sources of capital are insufficient to fund the Company's activities in the short or long term, the Company may need to raise additional funds through public or private financing. There can be no assurance that additional financings will be available as needed or, if available, will be on terms acceptable to the Company.

        The timing and amount of the Company's capital requirements will depend on a number of factors, including demand for the Company's products and services, the need to develop new or enhanced products and services, competitive pressures and the availability of complementary businesses or technologies that the Company may wish to acquire. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's stockholders will be diluted and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available when needed or that, if available, such financing will include terms favorable to the Company or its stockholders. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of opportunities or respond to competition, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

INTRODUCTION

        C2i is a provider of services to address the Year 2000 challenge and to transition legacy software applications effectively and efficiently. Legacy software and systems, which refers to installed bases of computing hardware and software acquired over a number of years, usually do not represent the most advanced technology and are frequently not Year 2000 compliant. C2i employs proven methodology, advanced tools and the expertise of dedicated professionals to offer a wide variety of Year 2000 services. From assessment through implementation and testing, C2i brings together the elements required for cost effective implementation of solutions to the Year 2000 problem. C2i began providing Year 2000 related services and products in late 1996, however, the Company has limited experience in providing Year 2000 solutions. As of the date of this Registration Statement, the Company has not completed a large scale Year 2000 conversion project.

BACKGROUND

        Organizations periodically perform complex conversions on their information systems in order to respond to changing environments. These conversions can include operating system migrations, programming language upgrades and application changes, such as data field expansions to accommodate additional digits in telephone numbers, zip codes and account numbers. The largest and most immediate conversion need currently facing users of information systems is caused by the Year 2000 problem, the potential errors and failures resulting from widespread use of computer programs utilizing two-digit year codes when calculating dates after December 31, 1999.

        As the end of the century approaches, the Year 2000 problem is gaining increased attention in the media and business community. Although many of the computer programs recently written are designed to accommodate the year 2000, a large number of mission critical programs currently in use lack the ability to properly interpret date codes representing the year 2000 and beyond. For example, these programs using two-digit year codes may misinterpret "00" as the year 1900 rather than 2000, resulting in faulty information processing or reporting and potential failures of related systems controlled by date codes or date code comparisons.

        Businesses which are not ready for the Year 2000 problem will experience significant operating difficulties. Many software applications depend on the way dates are compared, used in calculations and sorted. These software applications include financial services applications, billing, scheduling and planning. The Company estimates that in many large-scale legacy environments millions of lines of code will need to be scanned to find all occurrences of date-related instructions, including data structure definitions and all related processing instructions. These instructions must then be changed to handle year 2000 calculations correctly. Once these potential problems are addressed, changes to application software may necessitate a corresponding change to the data used by that software, including the millions of records often contained in an organization's database.

        The Year 2000 problem is particularly important to large organizations with mainframe computer systems, such as banks, securities firms, insurance companies, healthcare providers, government agencies and transportation companies. Solving the Year 2000 problem is essential in order for these organizations to conduct their businesses.

        The worldwide cost of solving the Year 2000 problem has been estimated by industry sources to be $300 billion to $600 billion over the next few years. Much of these costs are expected to relate to conversion solutions for IBM MVS mainframe systems. As a result of limitations on an organization's internal resources and expertise, C2i believes it is likely that a substantial portion of the Year 2000 update process will be outsourced. Thus, the market for conversion solutions provided by independent consultants is expected to grow rapidly as business organizations become aware of the Year 2000 problem and recognize their own limitations in solving the problem internally.

        As a result of the size of the Year 2000 problem and its critical importance to many organizations, there are many tools and methodologies, each with a different approach, that have been developed to address the Year 2000 problem. This has produced a situation where organizations are faced with a difficult task of selecting from a confusing array of claims and potential solutions.

THE C2I SOLUTION

        C2i has developed relationships with leading providers of Year 2000 tools to provide its customers with a wide variety of service choices and alternatives. These relationships include non-exclusive licensing agreements that allow C2i to use third-party software to develop Year 2000 solutions, value-added-reseller agreements ("VAR agreements") that allow C2i to re-sell certain third-party software as part of its Year 2000 solutions, consulting agreements and joint-development agreements. C2i is engaged in a constant process of evaluating potential relationships with technology providers in order to develop the most advanced Year 2000 solutions and add to its suite of service and product offerings. Through its access to a number of tools and approaches, C2i is able to recommend and select solutions intended to match a customer's specific needs. C2i's tools scan and analyze software components, assess and evaluate the software structure, including date-related fields and their respective processing instructions, produce a range of reports and support semi-automatic and automatic conversion of most of the information systems components. The conversion involves both changes in the data and related software through data field expansion, and if data field expansion is not possible, application logic changes. By increasing the amount of automation in the conversion process, these tools reduce overall conversion time and cost. The Company combines its licensed technology with related consulting services, training and support to deliver Year 2000 solutions for the IBM MVS mainframe and other platform environments.

STRATEGY

        EXPLOIT YEAR 2000 OPPORTUNITIES. The flaw in the programming code of current legacy systems has produced a threat for many companies of significant liabilities, business interruption and computer system failure. C2i intends to employ its hardware, software, programming and consulting skills to satisfy the market need for its services.

        UTILIZE STRATEGIC RELATIONSHIPS TO OBTAIN ASSIGNMENTS. C2i intends to use the leads generated by the software providers with whom it has entered into a VAR agreement to overcome the initial reluctance of customers to retention of a smaller company, such as C2i, to address critical organizational needs.

        EXPAND CHOICE OF SOFTWARE TOOLS. As new tools and approaches are developed to address the Year 2000 problem, C2i intends to evaluate those products and, where appropriate, to enter into agreements with the providers of those solutions to expand C2i's existing capabilities.

        FOCUS ON CLIENT SERVICE. C2i believes that it must be dedicated to quality improvement and service in order to build the level of customer loyalty that will allow it to compete with larger organizations and obtain the insight necessary to expand its service offerings beyond Year 2000 compliance.

        LEVERAGE SKILLS AND CONTACTS TO PENETRATE ADDITIONAL MARKETS. By applying the knowledge it obtains about customers' needs during a Year 2000 project, C2i intends to expand the scope of services it provides to include other complex data and system reengineering and conversion tasks. The Company believes that these additional tasks will include operating system migrations, programming language upgrades, database migrations and application changes. C2i intends to expand its Year 2000 and reengineering practice into European and Pacific Rim markets.

SERVICES

        The services provided in a Year 2000 conversion project involve a detailed series of assessment, analysis, conversion, replacement, testing and implementation steps, all of which must be managed through several different groups within an organization.

        PROJECT MANAGEMENT

        Maintaining control of a Year 2000 conversion project requires project managers to predict and monitor factors affecting resource consumption, delivery dates and costs throughout the project. Computer time, personnel time and need to work around existing operations are constraints that directly affect resource availability and costs. C2i's project manager, who is a specialist in the language(s) used in the customer's information systems, allocates assignments to project personnel and uses project tracking system to monitor progress during the complex series of tasks associated with the conversion.

        ENTERPRISE ASSESSMENT

        The enterprise assessment phase is an extremely important step that forms the information-base upon which significant decisions will be made regarding the nature of the conversion, code renovation and system replacement efforts. To make a proper decision, a company needs to have accurate data regarding the cost and manpower requirements of the various options. The "best decision" must be able to be accomplished in the required time frame with the available resources.

        C2i collects and analyzes customer specific data and reports the results of its cost estimation and analysis activities to the customer. This step predicts how much work will be needed to reformat date-related data and programs for the Year 2000, based on a metric or cost model.

        C2i works with representatives of all involved business units in an organization to compile a comprehensive Enterprise Assessment Report. This report enables management to select a course of action and deploy resources for conversion/replacement and compliance.

        INVENTORY

        C2i assists clients to inventory and review their Data Processing (DP) and business environment to document the existing topology, currency of software releases and inter-relationships of systems and subsystems. This inventory and review becomes the basis for developing an overall methodology to deal with Year 2000 problems. The DP environment review addresses hardware, software, staff resources and skills, and current system software plans. The software inventory organizes operating systems, database systems, programming languages, measurement and performance tools, utilities and any other vendor-supplied items that may have Year 2000 implications.

        During the enterprise assessment, C2i assists clients to inventory and review application systems, subsystems and programs to determine their inter-relationships, as well as age, usefulness, size and appropriateness for selection as a Pilot Scan and Analysis candidate. The inventory documents the name, function, size, age, origin (in-house developed or purchased package), available documentation, and importance of the system or subsystem to the organization. It is important to understand how the program is stored, backed-up and called, and to determine which other libraries and data feeds are used in conjunction with the loading of the program or system.

        PILOT SCAN/ANALYSIS

        On the basis of the information gathered during the Enterprise Assessment, C2i and the client may select a small segment of code to be scanned and analyzed in the Pilot Scan and Analysis phase. This phase consists of building tables of naming conventions and understanding how dates are used within the systems. The Pilot Scan and Analysis phase produces reports showing the number, location and relevance of date-sensitive fields, and highlights those instances where failure will occur in the year 2000 and beyond. The Pilot Scan and Analysis phase assists C2i and the client to determine the order and timing of a comprehensive scan and analysis of programs, subsystems and systems and to determine the most cost-effective and functionally beneficial remedies available to the organization.

        SCANNING AND ANALYSIS

        These processes are accomplished using the Scanning and Analysis tools. The multi-pass scanning process identifies vulnerable lines of code, classifies each date reference and procedure reports to assist C2i and the customer. The date-search process matches language elements and data names against known language elements and date-specific mnemonics. C2i can scan COBOL, Fortran, Assembler, RPG, PL/1, Mantis, Natural, Focus, APS, CSP, Easytrieve, SAS, ADS and Culprit. While scanning gives the programmer an overview of sensitive dates, the analysis tools specify the dates, by line, that will cause the system to fail. During the analysis steps, C2i search engines review data-names and comparison and calculation statements and produce exception reports of data references that fail or that appear to be inaccurate or misleading. This phase identifies the lines of code that must be addressed by C2i and the client.

        IMPLEMENTATION CONSULTATION

        After the Scanning and Analysis steps are completed, C2i gathers all the data reports and charts and provides client executives with the information necessary to make the appropriate Year 2000 business decisions. At this point, a client is in a position to make informed decisions of the cost of solutions and the consequences of failing to act. A key element of the C2i approach is the establishment of an overall project management system to assist planning, tracking and communication regarding all aspects of the Year 2000 compliance effort throughout the enterprise. The Company believes that it is of utmost importance for all involved to be able to follow the progress regarding milestones, manpower issues and costs on an ongoing basis. C2i uses, among other tools, Microsoft Project with Year 2000 customized templates to insure that a consistent methodology is followed and standardized reporting is provided to assist in enterprise-wide communications.

        RENOVATION/REPLACEMENT

        This stage involves implementing the decisions to solve identified Year 2000 problems. This phase occurs when a plan has been agreed upon by all business units and senior management. The adoption of this plan begins the critical enterprise-wide process of insuring the organization will survive the date-change implications of the Year 2000. All critical systems, programs, databases, data feeds, procedures and printed material must meet the change requirements set out in the Enterprise Alternatives Study Report. Solutions generally entail fixing the system, replacing with packaged Year 2000-compliant systems or modules, or abandoning the business function served by the programs or systems.

        Fixes generally fall into one of three categories:

         -   date-field expansion to create a standard four-digit year field

         - windowing, a procedural solution technique using the existing two-digit field

         - compression to create a four-digit representation in a two-digit field

        TESTING AND IMPLEMENTATION

        Testing is a significant and critical element of every successful Year 2000 effort. All critical systems, programs, data bases, data feeds, procedures and printed material must meet the change requirements. The Company believes that testing entails approximately 50% of the entire project. C2i intends to assist clients to develop and implement testing procedures from unit test and integration testing through systems and acceptance testing. With additional storage from date expansion or added logic code for windowing or workaround, it is vital to conduct full-scale testing with live data in production volumes. The C2i data center mainframe environment, with a direct dedicated line or secure Internet connection to the client's production mainframe system, will provide flexibility for unit and integration testing.

        The challenge for all organizations is the on-time completion of mission-critical compliance efforts to insure that fundamental business systems will not fail in the year 2000. Many experts predict that there is simply not an adequate supply of technical and management resources to handle the challenge of required intervention. This increases the importance of project prioritization and planning. Complete re-systemization, date-field expansion, and some compliance work will extend well into the year 2000 and beyond, where temporary fixes and workarounds will require replacement by permanent solutions.

LICENSES AND RELATIONSHIPS

        C2i has entered into VAR Agreements with IBM, Computer Associates International and Oracle, a development agreement with Sun Microsystems, and non-exclusive licensing agreements with several other vendors, and is constantly evaluating potential relationships with other third-parties to provide an extensive range of Year 2000 solutions, including hardware, software and consulting services and add to its suite of service and product offerings. Some of the Company's licensors offer conversion services directly or have licensed other companies to use the technologies offered by C2i.

        HARDWARE

        IBM. C2i has entered into a VAR Agreement with IBM that provides that C2i may act as an IBM Business Partner and Solution Provider in the United States and Puerto Rico. As a re-seller of IBM R390-P/390 hardware and software, C2i may purchase at a discount and offer its clients an extensive selection of tested and integrated software and tools in a hardware platform that mirrors the customer's MVS environment and permits secure testing of date functions without risk of propagating corrupted information into production data sets. The IBM agreement may be terminated without cause by C2i or IBM on three months' written notice, and may be modified by IBM on one month written notice. C2i's ability to re-sell IBM equipment and services under the IBM agreement is conditioned on IBM's approval of C2i's value-added enhancements, which must significantly add to the function and capability of the IBM products to be resold.

        Sun Microsystems. C2i has entered into a series of agreements with Sun Microsystems ("Sun") in connection with Sun's Catalyst Developer Program. This relationship provides C2i with discounts on Sun software and hardware, a non-exclusive license to Solaris, Sun's development environment, access to news and information produced by Sun for its Catalyst Developers, special technical support options, use of certain Sun trademarks, listings in Sun on-line and printed catalogs and royalty-free joint marketing services in exchange for C2i's development of products compatible with Sun SPARC workstations and Solaris. This relationship allows C2i to more easily develop Year 2000 solutions for Sun and other UNIX workstations.

        SOFTWARE

        Computer Associates International ("CA"). C2i has entered into a VAR agreement with CA that provides C2i the non-exclusive right and license to distribute CA's Discovery 2000 software, which C2i may purchase from CA at a discount, within the United States. The Discovery 2000 solution helps to formulate a Year 2000 strategy, establish appropriate guidelines, and deploy needed tools and techniques. The CA-Discovery 2000 solution can be implemented immediately in the existing environment and can be used to modify all applications, including mission-critical legacy systems running on MVS platforms. The CA-Discovery 2000 assists in reducing the costs and resources associated with a Year 2000 solution by providing automated conversion/replacement and partial testing. The CA-Discovery 2000 solution provides the user with valuable road map that enhances a Year 2000 project by:


        - Defining the scope of the conversion project, including size, cost, resources and timeline

        -   Identifying problem areas with impact analysis tools
        -   Detecting source code to be modified through code analysis tools
        - Implementing changes and converting programs to newer source dialects
        -   Managing and controlling the application life cycle
        -   Utilizing automated tools for unit and system testing
        -   Enhancing quality assurance with automated regression tools
        - Facilitating the distribution and redeployment of converted applications

        The inventory and assessment of existing information systems portfolios is a critical phase of Year 2000 projects. The CA-Discovery 2000 solution includes the CA-Impact/2000 analysis tool, which is executable wherever the source code resides, whether on the mainframe or on PC workstations. This eliminates the need to move the code from one platform to another. CA-Impact/2000 analyzes applications and details the information needed to accurately estimate and carefully plan the Year 2000 project. The parser-based technology is tuned for all of the leading data manipulation languages, such as SQL, CA-IDMS , CA-Datacom and DL/1. The CA agreement may be terminated without cause by C2i or CA on thirty days written notice.

        Oracle Corporation ("Oracle"). C2i has entered a VAR agreement with Oracle which grants C2i a non-exclusive license to demonstrate, provide training and technical support for, and sublicense certain Oracle software to its Year 2000 clients in exchange for payment by C2i to Oracle of sublicense fees. As clients review their business priorities and cost for renovating or converting their existing legacy applications to achieve Year 2000 compliance, a compelling option in many cases is to abandon certain applications or replace them outright with packaged solutions that are already Year 2000 compliant. C2i is able to utilize Oracle's products and services based upon Oracle's relational database management system (RDBMS) Oracle 7 product line. Oracle offers a number of enterprise wide application solutions such as Manufacturing, Engineering, Financial and H.R. Systems. In addition many other software developers have created packaged solution products that utilize the Oracle 7 RDBMS and could replace legacy applications that face expensive Year 2000 renovation costs.

        CenturySolver Solutions. C2i offers certain Scanning and Analysis and Renovation/Replacement solutions under its CenturySolver trade name to address the special Year 2000 problems associated with software written in various dialects of Assembler, COBOL and AS/400 RPG. C2i also offers a CenturySolver solution for customers who use software written in multiple languages and/or running on multiple platforms. The CenturySolver solutions consist of software provided to C2i by third party vendors under non-exclusive license agreements. C2i researches and tests the Year 2000 software available at any given time to determine which of those software packages are suitable for the CenturySolver line of solutions and which are potential additions to bolster its services or products.

        CenturySolver/Assembler Solutions. CenturySolver/Assembler helps pinpoint the problems associated with finding and fixing date operations in complex legacy Assembler code. Using the CenturySolver/Assembler automated analysis capabilities, date variables can be tracked through registers, scratch (and misused) variables, and offsets into memory areas. The program then identifies operations carried out on, and using, dates, and provides an annotated and commented listing of the source-code in machine-readable form and a set of metrics giving a profile of the code and Year 2000 problem incidence.

        Because CenturySolver/Assembler automates the previously manual task of tracking how and where each date operation is used in a program, it can achieve substantial productivity and quality improvements over manual methods. Using conventional manual techniques, an assembler programmer can analyze in detail only a few hundred lines of code per day. With CenturySolver/Assembler, hundreds of thousands of lines of complex Assembler code can be analyzed in a single day, leaving the developer more time to make the identified changes and test the code. As a result, CenturySolver/Assembler helps to reduce overall project costs by ensuring that the conversion is completed faster and with a higher degree of accuracy. Scarce assembler programmer resources can then be targeted at the key points in the conversion process where they will have the most impact.

        CenturySolver/2000 COBOL Solutions. CenturySolver/2000 identifies code that needs to be changed, then transforms this code to correctly handle dates in the beyond the year 2000. It uses advanced data flow analysis techniques combined with type analysis to accurately identify date-related code and analyze its type (year, month, day, etc.). CenturySolver/2000 can handle MIS environment and Year 2000 transformation requirements, including multiple language dialects and transformation strategies, DBMS operating systems, and screen generators. CenturySolver/2000 runs on scaleable UNIX platforms configured for Year 2000 transformation of MVS COBOL.

        CenturySolver/Multi-Language Solutions. CenturySolver/Multi-Language is an innovative, inexpensive, multiple-language, cross-platform solution for Year 2000 projects. It uses a user-defined sliding-date approach where only date logic is modified, versus expanding the year to four digits. Database date fields are expanded for century only where required. This solution is uniform for all software applications and languages. CenturySolver/Multi-Language quickly pinpoints complexity issues to aide in assigning tasks to appropriate staff members. It does not require expanding the year to four digits in existing software applications. No change to records, files, input, historical or archival data is required, nor are changes to data fields in applications. Instead, existing applications are utilized without the extensive time-consuming activities and major expense associated with new computers and/or software, data conversions, wholesale retraining, etc.

        CenturySolver/400 RPG Solutions. CenturySolver/400 is a powerful software solution designed for modification and maintenance of AS/400 RPG applications for Year 2000 compliance. Extensive use of AS/400 object descriptions and source information makes it possible to quickly find and document all dates within an application. Because the information is derived directly from the operating system, it is always up-to-date. A cross-reference database captures detailed relationship information about all programs that directly or indirectly use a file or data area, all programs that directly or indirectly call other programs, and all files or programs that use a certain data field can be captured and stored in the database. The library administration function provides facilities for managing applications libraries and the programs, files and other objects they contain. This includes the implementation of changes and new versions of software applications as well as the creation and maintenance of test environments.

        CONSULTING

        Tata Consultancy Services. C2i is in the final stages of completing a non-exclusive consulting agreement with Tata America International Corporation ("Tata") for the provision of services by Tata to C2i, both on-site worldwide and by dedicated communications with Tata's offices in India. Tata has agreed to provide programming, development, maintenance and enhancement, Year 2000 conversion, documentation and other services to C2i or its customers, as requested by C2i, on a project by project basis. The scope of the work, pricing and substantially all other terms of any services performed under this contract are to be agreed to by both C2i and Tata prior to commencement of the specific project. The Tata agreement and work orders agreed upon under the agreement may be terminated by C2i or Tata on ninety days written notice.

INTELLECTUAL PROPERTY

        The Company relies on a combination of copyright and trade secret laws and contractual provisions to establish and protect its rights in its software products and proprietary technology. Despite these precautions, it may be possible for unauthorized parties to copy certain portions of the Company's technologies or to reverse engineer to obtain and use information that the Company regards as proprietary. The Company has no patents and existing copyright and trade secret laws offer only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

        The Company's competitive position may be affected by its ability to protect its proprietary information. However, because the software industry is characterized by rapid technological change, the Company believes that patent, trademark, copyright, trade secret and other legal protection are less significant to the Company's success than other factors such as the knowledge, ability and experience of the Company's personnel, new product and service development, frequent product enhancements, customer service and ongoing product support.

CUSTOMERS

        During 1997, the Company was engaged to provide assessment projects to agencies of two states, a hotel chain, and a large savings and loan. The Company is in the process of negotiating agreements with several institutions to provide remediation and testing of code. In January of 1998, the Company was selected by and entered into an agreement with United Guaranty Corporation ("UGC") to help UGC develop an improved strategy for assessment of and solution of UGC's Year 2000 problems.

SALES AND MARKETING

        C2i's sales and marketing strategy is designed to promote and enhance recognition that C2i's services provide turnkey solutions to a major problem. The Company anticipates that many of its sales leads will come through referrals from major accounting firms, systems integrators, service providers and the parties who have entered into VAR relationships with C2i. Once a lead is identified, C2i uses the technical capabilities of its services and the reduced interference with customer operations made possible by C2i's ability to conduct most of the required processes off-site to complete the selling process.

        C2i intends to use a direct sales force to follow up on potential customers as well as telemarketing and direct mail to increase name recognition and generate additional inquiries from prospective customers in the strategic partners' existing client basis. The direct sales force will initially focus on education of strategic partners and pre- and post-sales support.

        C2i intends to advertise in trade magazines targeted to individuals who would influence an organization's Year 2000 compliance efforts as well as referral sources. C2i also plans to participate in trade shows where potential customers or referral sources are expected to be present.

        As the number of competitors providing Year 2000 services increases, it is more likely that substantially similar tools and methodologies will be used in providing such services. Although the Company's services have never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that the assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore, materially adversely affect the Company's business, operating results and financial condition.

COMPETITION

        The market for services relating to the Year 2000 problem is highly competitive and will become increasingly competitive as the Year 2000 approaches. The anticipated growth in this industry is expected to attract additional competitors, many of whom may offer additional products and services. Existing competitors for Year 2000 conversions and related software tools include Coopers & Lybrand LLP, Electronic Data Services Corporation, Ernst & Young LLP, Zitel Corp., Viasoft, Inc., Computer Horizons, Inc., Data Dimensions, Inc., Crystal System Solutions, Ltd., Platinum Technology Inc., Acceler8 Technology Corporation, TSR, Inc. and Peritus Software Services, Inc. Most of the competitors providing software tools and services for Year 2000 conversion projects are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. As a result, there can be no assurance that the Company will be able to compete effectively.

        The principal competitive factors affecting the market for the Company's services include product performance and reliability, product functionality, availability of experienced personnel and price, ability to respond in a timely manner to changing customer needs, project management capabilities, ease of use, training and quality of support.

EMPLOYEES

        As of December 31, 1997, the Company had 10 full-time employees and one part-time employee.

        Competition for qualified software personnel is intense and there are a limited number of professionals with the level of knowledge and experience required by the Company. There can be no assurance that the Company will be successful in attracting, integrating, training, and retaining such personnel in accordance with the Company's needs.

LEGAL PROCEEDINGS

        The Company is not involved in any legal proceedings.

FACILITIES

        In December 1997, the Company signed an agreement to sublease approximately 12,400 square feet of office space in San Diego, California for a six-month term ending in July 1998. The Company moved into these facilities in January 1998. The Company believes that its new facilities will be adequate for its current needs and that suitable additional space will be available as needed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


        The directors and executive officers of the Company and their ages are as follows:


NAME                              AGE                        POSITION
----                              ---                        --------
John Anthony Whalen, Jr.           55             Chairman of the Board of
                                                  Directors; President and
                                                  Chief Executive Officer

Frank J. Vukmanic                  51             Senior Vice President, Sales
                                                  and Marketing

Clyde Wooten                       55             Senior Vice President,
                                                  Operations and Chief
                                                  Technology Officer

Diane E. Hessler                   37             Vice President, Finance,
                                                  Secretary and Chief Financial
                                                  Officer

Hal H. Beretz (2)                  62             Director

Kim P. Goh (1)(2)                  55             Director

David Tendler (1)                  60             Director


----------
(1)     Member of the Compensation Committee.

(2)     Member of the Audit Committee.

        Mr. Whalen founded the Company in 1996. Prior to joining the Company he served from February 1994 through October 1994 as President and Chief Operating Officer of NETCOM On-line Communication Services, Inc., an Internet service provider and software developer, and from October 1986 through May 1990 as Executive Vice President of Optimum Care Corporation, a company operating behavioral medicine programs in healthcare facilities. From May 1990 to February 1994 and from October 1994 to February 1996, Mr. Whalen was a private investor. Mr. Whalen holds a B.A. in English literature and American History from St. Mary's College of California and an M.B.A. from California State University. Mr. Whalen was licensed as a Certified Public Accountant by the State of California.

        Mr. Vukmanic joined the Company in June 1997 as Senior Vice President, Sales and Marketing. From May 1994 through June 1997, Mr. Vukmanic served in various executive sales and marketing positions with Zitel Corporation, a Year 2000 service provider and mid-range software, services and data storage company, and from April 1989 through February 1994, he served as Senior Vice President, Sales & Marketing at Amperif Corporation, a manufacturer of high-end storage systems and provider of systems integration services. Prior to that he served for a total of 19 years in various sales, marketing and executive positions, first with Burroughs Corporation and later with Unisys Corporation. Mr. Vukmanic holds a B. Sc. degree in Education: Social Sciences and History from Shippensburg University.

        Mr. Wooten joined the Company in June 1997 as Senior Vice President, Operations and Chief Technology Officer. From July 1995 through May 1997, Mr. Wooten served as Vice President of Image Products of Excalibur

Technologies, a software company, and from October 1992 to June 1995 he served as Senior Director of New Technology Development at Knight-Ridder Information, an electronic publishing company. Prior to that he served for a total of 26 years in various software and product development management positions with IBM Corporation, Reference Technology, Inc., and Amdahl Corporation. Mr. Wooten holds a B.Sc. degree in Aerospace Engineering and a M.S. degree in Aerospace Engineering from Massachusetts Institute of Technology.

        Ms. Hessler joined the Company in September 1997 as Chief Financial Officer. From May 1994 through March 1997, Ms. Hessler served in various senior financial and accounting positions with AlphaNet Telecom, Inc., a telecommunications company. From June 1991 through February 1994 she served as Chief Financial Officer and Controller at Bluebird Systems, a software development company, and from August 1989 through May 1991 she served as a Manager of Accounting and Business Consulting at Steres, Alpert & Carne, a public accounting firm. Prior to that, she served for a total of eight years in various positions with public accounting firms, including Deloitte Haskins & Sells, Breedlove & Co., P.C. and Fairall, Quindt & Cummins, Inc., P.C. Ms. Hessler holds a B.B.A. in Accountancy from Western Michigan University, and is licensed as a Certified Public Accountant by the State of Texas.

        Mr. Beretz was elected to the Board in September 1997. Mr. Beretz has been a partner in the international consulting firm of Tendler Beretz LLC since January 1985. Prior to forming Tendler Beretz LLC, Mr. Beretz served as President and Chief Operating Officer of Phibro--Salomon, Inc., currently known as Salomon, Inc., and was also a Director from May 1981 until leaving the firm in December 1984. Mr. Beretz serves on the Boards of several institutions and is active in various philanthropic organizations. Mr. Beretz holds a B.B.A. from City College of New York.

        Mr. Goh was elected to the Board in September 1997. Mr. Goh is an independent consultant for Merck/Medco, a managed healthcare company. From 1993 to 1996, he was Executive Vice President of MIS at Merck/Medco. From 1988 to 1993, Mr. Goh was Senior Vice President, Head of GeoService Technology and Senior Vice President, Head of Retail Operations Division for Chemical Banking Corporation, New York. From 1970 to 1988 he held several senior executive positions at Citibank, N.A., New York, including several of Citicorp's information business subsidiaries. Mr. Goh has a B.A. from Southhampton College of Long Island University, an M.A. in Economics from the New School for Social Research, New York, and an AMP from Harvard University Business School.

        Mr. Tendler was elected to the Board in September 1997. Mr. Tendler has been a partner in the international consulting firm of Tendler Beretz LLC since January 1985. Prior to forming Tendler Beretz LLC, Mr. Tendler served as Co-Chairman and Chief Executive Officer of Phibro-Salomon, Inc., currently known as Salomon, Inc. Mr. Tendler has almost forty years of experience in the commodity and investment banking industries, including twenty years in senior executive positions. Mr. Tendler serves as Chairman of V.I. Technologies, Inc. and as a director of Bio-Technology General Corporation. Mr. Tendler has also served on the Boards of various philanthropic organizations. Mr. Tendler holds a B.B.A. from City College of New York.

        Currently, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. However, the Company's Certificate of Incorporation provides that upon the effective date of the Offering, the Board of Directors, without further action by the stockholders, will be divided into three classes. Each class of directors will consist of one or two directors, who will serve for a one, two or three year period or until their successors are elected and qualified. Thereafter, directors will serve staggered three year terms. See "Description of Securities -- Delaware Law and Certain Charter Provisions." As of the effective date of the Offering, the Class I directors, whose terms will end in 1998, will be Mr. Beretz and Mr. Goh; the Class II director, whose term will end in 1999, will be Mr. Tendler; and the Class III director, whose term will end in 2000, will be Mr. Whalen.


        Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors or officers of the Company.

EMPLOYMENT ARRANGEMENTS

        On June 1, 1997, the Company entered into an employment agreement with Mr. Whalen, its President and Chief Executive Officer. Under the agreement, Mr. Whalen receives an annual base salary of $150,000 and may receive a bonus determined in the discretion of the Board of Directors. Mr. Whalen's employment agreement has a term of five years, expiring in May 2002, limits the Company's ability to terminate him except for cause, and provides six months severance pay, unless Mr. Whalen voluntarily resigns his position.

        Messrs. Whalen, Vukmanic and Wooten, executive officers of the Company, have waived their right to receive compensation for their employment with the Company from the respective dates their employment commenced through November 30, 1997. The Company commenced payment of salaries to Messrs. Whalen, Vukmanic and Wooten in December 1997.


                             EXECUTIVE COMPENSATION

        The following table sets forth the compensation paid by the Company during the fiscal year ended December 31, 1997 to the Company's Chief Executive Officer. No executive officer of the Company received total salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1997.


                           Summary Compensation Table


                                                    Long-Term
                                                  Compensation
                                                    Securities
                              Annual Compensation   Underlying       All other
Name and Principal Position      Salary   Bonus       Options       Compensation
---------------------------      ------   -----       -------       ------------

John Anthony Whalen, Jr.        $12,500   $ 0         62,000           $ 0
    President and CEO

                        Option Grants in Last Fiscal Year

        The following table sets forth, as to the Company's Chief Executive Officer, information concerning stock options granted during the fiscal year ended December 31, 1997.


                                             Individual Grants
                          -------------------------------------------------


                                                                             Potential Realization Value
                                                                              at Assumed Annual Rates
                           Number of    Percent of                                 of Stock Purchase
                          Securities  Total Options    Exercise                    Appreciation for
                          Underlying   Granted to     Price Per    Expiration        Option Term(1)
                           Options    Employees in      Share        Date          ---------------------
 Name                      Granted    Fiscal Year                                   5%           10%
----------------------    ----------  -----------    -----------   ---------     --------    ---------

John Anthony Whalen, Jr.    62,000       24%          $   2.50      6/01/07       $97,479     $247,030


----------
(1) The 5% and 10% assumed compouned annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values.

        The following table sets forth, as to the Company's Chief Executive Officer, certain stock option information concerning the number of shares subject to both exercisable and unexercisable stock options and the value of unexercised options as of December 31, 1997. No options were exercised by the Company's Chief Executive Officer during the fiscal year ended December 31, 1997.




                                  Number of Securities               Value of Unexercised
                                 Underlying Unexercised              In-the-Money Options
                               Options at Fiscal Year End          at Fiscal Year End ($)(1)
                             -------------------------------    -------------------------------
Name                           Exercisable     Unexercisable      Exercisable     Unexercisable
----                         --------------   --------------    --------------    -------------
John Anthony Whalen, Jr          12,056           49,944            $42,196         $174,804

----------
(1) Based on the difference between the assumed initial public offering price of $6.00 per share and the exercise price.

STOCK PLANS

        1997 Stock Option Plan. The Company's Board of Directors and stockholders have approved the 1997 Stock Option Plan which has an initial share reserve of 82,500 shares of Common Stock (the "Option Plan"). Under the Option Plan, options may be granted to employees, including officers, consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of all nonqualified stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant, and the exercise price of incentive stock options must be no less than the fair market value on the date of grant. Options granted under the Option Plan are generally immediately exercisable, vest over periods ranging from one to four years and must be exercised within ten years.

        In January 1998, the Company granted nonqualified options to purchase an aggregate of 20,500 shares to two consultants and incentive stock options to purchase an aggregate of 20,000 shares to two employees under the Option Plan. Nonqualified options to purchase 20,500 shares vest ratably over four years and incentive stock options to purchase 20,000 shares vest ratably over three years. All of these options have exercise prices of $5.50 per share and expire ten years from the date of grant or earlier in the event of termination of employment or consulting engagement.

        Prior to the adoption of the Option Plan, the Company has granted nonqualified options to purchase an aggregate of 625,000 shares to employees, directors and consultants. Options to purchase 100,000 shares vest ratably over twelve months, options to purchase 262,500 shares vest ratably over three years and the remaining options to purchase 262,500 shares vest ratably over four years. These options have exercise prices ranging from $2.50 to $5.40 per share and expire five to ten years from the date of grant or earlier in the event of termination of employment, directorship or consulting engagement.

COMPENSATION OF DIRECTORS

        Directors of the Company who are not employees of the Company do not receive any compensation for attending meetings of the Board of Directors, although directors are reimbursed for their expenses in attending such meetings. From time to time, directors have received grants of options to purchase the Company's Common Stock. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors. The Company has agreed to pay to Messrs. Tendler, Beretz and Goh certain referral fees based on sales by the Company to customers introduced to the Company by such director. See "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

        The Managing Owners of the limited liability company that was the predecessor to the Company fulfilled all functions of the Compensation Committee with regard to the compensation of executive officers of the Company with respect to the fiscal year ended December 31, 1997. John Anthony Whalen, Jr. was an executive officer and a Managing Owner during 1997.

LIMITATION OF LIABILITY AND INDEMNIFICATION

        Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

        The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company has entered into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

        During the period from inception to September 30, 1997, the limited liability company that was the predecessor to the Company sold Owner Units to certain of its officers, directors and holders of 5% of the outstanding equity of the Company, as described below.

        In September 1996, the Company issued 350,000 Owner Units to John A. Whalen, Jr., Chairman, President and Chief Executive Officer, and a co-founder of the Company for cash consideration of $.15 per Unit, for total consideration of $52,500.

        In June 1997, the Company issued 666,666 Owner Units to John A. Whalen, Jr., for cash consideration of $.15 per Owner Unit, for total cash consideration of $100,000. An additional $599,999 has been recorded as compensation expense in the accompanying statement of operations for the nine months ended September 30, 1997, reflecting the additional deemed fair value of such Units on the date of issuance.

        In June 1997, the Company issued 333,333 Owner Units to Frank J. Vukmanic, Senior Vice President, Sales and Marketing for $.15 per Owner Unit, for total consideration of $50,000. Mr. Vukmanic gave the Company a noninterest bearing, 90 day promissory note as consideration for these Owner Units. Mr. Vukmanic paid this promissory note in full in August, 1997. An additional $300,000 has been recorded as compensation expense in the accompanying statement of operations for the nine months ended September 30, 1997, reflecting the additional deemed fair value of such Units on the date of issuance.

        In June 1997, the Company issued 333,333 Owner Units to Clyde Wooten, Senior Vice President, Operations and Chief Technology Officer for $.15 per Owner Unit, for total consideration of $50,000. Mr. Wooten gave the Company a noninterest bearing 90 day promissory note as consideration for these Owner Units. Mr. Wooten paid this promissory note in full in September, 1997. An additional $300,000 has been recorded as compensation expense in the accompanying statement of operations for the nine months ended September 30, 1997, reflecting the additional deemed fair value of such Units on the date of issuance.

        In August and September 1997, the Company agreed to pay to each of David Tendler, Hal Beretz and Kim Goh, directors of the Company, referral fees of four and one-half percent for sales by the Company that are consummated without the Company participating in a "Request for Proposal" process (an "RFP") with a customer, provided the engagement of the Company by the customer resulted from an introduction by the director, and two percent of sales by the Company that are consummated following the participation in an RFP with a customer, if the entrance of the Company in the RFP resulted from an introduction by the director. These referral fees are payable by the Company on all revenue generated from such customers during the period that the director serves as a director. Such fees are payable within 30 days after receipt of payment from the customer. No such fees have been paid to or earned by any of these directors as of December 31, 1997.

        Also in August 1997, the Company issued to each of Messrs. Tendler and Beretz options to purchase 87,500 Owner Units of the Company at an exercise price of $2.50 per share. In August, Mr. Goh was granted options to purchase 10,000 Owner Units of the Company, and in November 1997, he was granted options to purchase an additional 77,500 shares of Common Stock all at an exercise price of $2.50 per share. Such options vest in equal monthly amounts over a four year period, for as long as they remain directors.

        On September 30, 1997, the Company exchanged each Owner Unit for one share of its Common Stock, and converted options to acquire Owner Units to options to acquire Common Stock, in connection with its reorganization from a California LLC to a Delaware corporation.

        In October 1997, Mr. Vukmanic, an executive officer of the Company, participated in the Bridge Financing and was issued a Bridge Note in the principal amount of $17,304 and Bridge Warrants to acquire 17,304 shares of Common Stock, which he directed the Company to transfer equally to his two children.

        The Company believes that all transactions with affiliates described above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company intends to submit all future transactions, including loans, between the Company and affiliates of the Company, to the Company's Board of Directors for approval by its disinterested members, with access to legal counsel, to ensure that such future transactions are for a bona fide business purpose and on terms no less favorable to the Company than could be obtained from independent parties. The Company intends to maintain at least two independent directors on its Board of Directors.

                             PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of November 30, 1997, and as adjusted to reflect the sale of the Shares and Warrants offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's capital stock, (ii) by each of the executive officers named in the tables under "Executive Compensation" and by each of the Company's directors, and (iii) by all officers and directors as a group.


                               Number of
                                 Shares                 Percentage
                              Beneficially         Beneficially Owned(2)
                           Owned Before and       Before the   After the
Beneficial Owner        After the Offering (1)    Offering     Offering
----------------        ----------------------    --------     ---------

John Anthony Whalen, Jr.(3)       1,462,694         60.8%       42.9%
Frank Vukmanic(4)                   345,333         14.4%       10.1%
Konrad Witt                         267,750         11.2%        7.9%
Clyde Wooten(5)                     345,333         14.4%       10.1%
Hal H. Beretz(6)                     10,938           *           *
Kim P. Goh(7)                         6,094           *           *
David Tendler(8)                     10,938           *           *
All directors and                 2,186,886         88.8%       63.1%
executive officers as a
group (7 persons)



----------
*    Represents less than one percent.

(1) Except pursuant to applicable community property laws or as otherwise noted, all shares are beneficially owned and sole voting and investment power is held by the persons named.

(2) Based on 2,391,338 shares of Common Stock outstanding before this Offering and 3,391,338 shares of Common Stock outstanding after this Offering.

(3) Mr. Whalen is the President and Chief Executive Officer of the Company. Includes 13,778 shares subject to options exercisable within 60 days of November 30, 1997.

(4) Mr. Vukmanic is the Senior Vice President, Sales and Marketing, of the Company. Includes 12,000 shares subject to options exercisable within 60 days of November 30, 1997.

(5) Mr. Wooten is the Senior Vice President, Operations and Chief Technology Officer of the Company. Includes 12,000 shares subject to options exercisable within 60 days of November 30, 1997.

(6) Mr. Beretz is a director of the Company. Includes 10,938 shares subject to options exercisable within 60 days of November 30, 1997.

(7) Mr. Goh is a director of the Company. Includes 6,094 shares subject to options exercisable within 60 days of November 30, 1997.

(8) Mr. Tendler is a director of the Company. Includes 10,938 shares subject to options exercisable within 60 days of November 30, 1997.

                            DESCRIPTION OF SECURITIES

GENERAL

        The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

COMMON STOCK

        As of December 31, 1997, there were 2,391,338 shares of Common Stock outstanding held of record by eight stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of the Offering will be fully paid and non assessable. The Certificate does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

WARRANTS

        The holder of each Warrant is entitled, upon payment of the exercise price of $ (125% of the initial Share offering price), to purchase one share of Common Stock. The exercise price of the Warrant will be reduced by $0.25 per share for every $200,000 that the Company's pre-tax earnings from operations for the year ending December 31, 1998 are less than $3,000,000, but in no event will this reduction result in an exercise price of less than $2.00 per share. Unless previously redeemed, the Warrants are exercisable at any time during the four year period commencing one year after the date of this Prospectus, provided that at such time a current prospectus relating the underlying Common Stock is in effect and the underlying shares of Common Stock are qualified for sale or exempt from qualification under applicable state securities laws. The Warrants are subject to redemption, as described below.

        Redemption. Commencing one year from the date of this Prospectus, the Warrants are subject to redemption by the Company, on not less than 30 days written notice, at a price of $.01 per Warrant, if the closing bid price of the Common Stock is at least 150% of the then current exercise price of the Warrants for any 20 consecutive business days ending on the third day prior to the date on which the notice of redemption is given. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants, except for the Representative Warrants, must be redeemed if any of that class are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants, except for those underlying the Representative Warrants, by first class mail, postage prepaid. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

        General. The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the earlier of their expiration or the redemption date (as explained above) at the offices of the Company's warrant agent (the "Warrant Agent") with the form of "Election to Purchase" on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of the Company) of the full exercise price for the number of Warrants being exercised.

        The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events in order to enable the holders of the Warrants to obtain the same or equivalent rights which they would have obtained if the Warrants had been exercised prior to the event.

        The Company is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until he exercises the Warrant.

REPRESENTATIVE WARRANTS

        The Company has agreed to grant to the Representative, upon the closing of the Offering, the Representative Warrants to purchase up to 100,000 Shares and Warrants. These Shares and Warrants will be identical to the Shares and Warrants offered hereby except that the Representative Warrants and the Warrants included in the Representative Warrants will not be subject to redemption by the Company. The Representative Warrants cannot be transferred, sold, assigned or hypothecated for one year, and thereafter transfers may only be made to persons who are bona fide officers or directors of the Representative. The Representative Warrants are exercisable during the four-year period commencing one year from the date of this Prospectus at an exercise price of $______ per Share and Warrant (135% of the initial Share offering price) subject to adjustment in certain events to protect against dilution. The holders of the Representative Warrants and underlying securities have certain demand and piggyback registration rights. The existence of the Representative Warrants and the inability of the Company to redeem the Warrants included therein may hinder the Company's future financing or business transactions. See "Underwriting."

BRIDGE WARRANTS

        Each Bridge Warrant issued by the Company in connection with the Bridge Financing entitles the holder to purchase one share of Common Stock of the Company at an exercise price of the lower of (i) $4.00 per share, or (ii) two-thirds (2/3) of the price to the public in this Offering of a Share and a Warrant. The Bridge Warrants are exercisable for a one-year period beginning one year after the closing of this Offering.

PREFERRED STOCK

        The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Common Stock. Before issuing any Preferred Stock, the Company will obtain approval of a majority of its independent directors who do not have an interest in the transaction and who have access to legal counsel.

        The Board may issue series of Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders' best interests. The Company has no current plans to issue any of the Preferred
Stock. In the event that the Company issues Preferred Stock in the future, it will only permit executive officers, directors or promoters to purchase shares on the same terms as other purchasers.

DELAWARE SECTION 203

        As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which regulates large accumulations of shares, including those made by tender offers. Section 203 may have the effect of significantly delaying a purchaser's ability to acquire the entire interest in the Company if such acquisition is not approved by the Company's Board. In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined below) with a Delaware corporation for three years following the date such person became an Interested Stockholder. For purposes of
Section 203, the term "Business Combination" is defined broadly to include mergers and certain other transactions with or caused by the Interested Stockholder; sales or other dispositions to the Interested Stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the Interested Stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the Interested Stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

        The three-year moratorium imposed on Business Combinations by Section 203 does not apply if: (a) prior to the date on which a stockholder becomes an Interested Stockholder, the Board approves either the Business Combination or the transaction which resulted in the person becoming an Interested Stockholder;
(b) the Interested Stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an Interested Stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (c) on or after the date a person becomes an Interested Stockholder, the Board approves the Business Combination, and it is also approved at a stockholder meeting by sixty-six and two-thirds percent (66-2/3%) of the voting stock not owned by the Interested Stockholder.

        Under Section 203, the restrictions described above do not apply if, among other things, the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Company's Certificate of Incorporation does not contain such a provision. The restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

TRANSFER AND WARRANT AGENT.

        The Transfer Agent for the Common Stock and Warrants and the Warrant Agent for the Warrants is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE


        Upon completion of the Offering, the Company will have outstanding 3,391,338 shares of Common Stock. Of these shares, the 1,000,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "Affiliates."

        Holders of the Warrants offered hereby will be entitled to purchase an aggregate of 1,000,000 additional shares of Common Stock upon exercise of the Warrants at any time during the four-year period commencing one year from the date of this Prospectus, provided that the Company satisfies certain securities registration and qualification requirements with respect to the securities underlying the Warrants. Any and all shares of Common Stock purchased upon exercise of the Warrants will be freely tradable, provided such registration requirements are met.

        Up to 200,000 additional shares of Common Stock may be purchased by the Representative through the exercise of the Representative Warrants and the Warrants that may be purchased with the Representative Warrant. Until five years from the date of this Prospectus, holders of such securities will have the right, subject to certain conditions, to require the Company to register all or a portion of such securities at the Company's expense beginning one year after the date of this Prospectus.

        The 2,391,338 shares of Common Stock outstanding prior to this Offering and any shares of Common Stock issuable upon exercise of outstanding Bridge Warrants and stock options were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act. The Company's officers, directors and shareholders owning five percent (5%) or more of the outstanding shares of Common Stock, who hold an aggregate of 2,383,332 shares of Common Stock have agreed that they will not sell such Common Stock for a period ending eighteen months from the effective date of the Offering without the prior written consent of the Representative. The Representative may agree upon request to release for resale some or all of the shares subject to lock-up agreements. When determining whether to release shares from the lock-up agreements, the Representative will consider, amount other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following expiration of the foregoing lock-up agreements, all such Restricted Shares will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three month period, a number of shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the number of then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. Furthermore, a person who is not deemed to have been an affiliate of the Company during the ninety days preceding a sale by such person and who has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume, manner of sale or notice requirements of Rule 144.

        Prior to the Offering, there has been no public market for the Company's securities. Following the Offering, the Company cannot predict the effect, if any, that market sales of the Common Stock, or the availability of such shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales by the existing stockholders of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices for the Common Stock. In addition, the availability for sale of substantial amounts of Common Stock acquired through the exercise of the Warrants or the Representative Warrants could adversely affect prevailing market prices for the Company's securities.

                                  UNDERWRITING

        Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters for whom, Hobbs Melville Securities Corp. is acting as Representative, has severally agreed to purchase from the Company, the respective number of Shares and Warrants set forth opposite its name below:

                                                               Number of Shares
          Underwriters                                          of Common Stock
                                                                 and Number of
                                                                   Warrants


          Hobbs Melville Securities Corp....................



                                                                ---------------
                     Total..................................         1,000,000
                                                                ===============


        The Underwriters are committed to purchase all of the Common Stock and Warrants offered hereby, if any Common Stock and Warrants are purchased. The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain legal matters by counsel to the Underwriters and various other conditions specified therein, including the Underwriters' right to terminate the Underwriting Agreement in the event of an occurrence of a default of a more than 10% purchaser. In the event that such a purchaser default occurs and the Underwriters decide to go forward with the Offering, the Company will be required to amend and recirculate this Prospectus, prior to any confirmation of sales to the public.

        The Underwriters propose to offer the Shares and Warrants to the public at the initial public offering prices set forth on the cover page of this Prospectus. The Underwriters may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") concessions, not in excess of $.___ per Share, of which not in excess of $.___ per Share may be reallowed to other dealers who are members of the NASD. After the initial public offering, the public offering price, concessions and reallowances may be changed by the Representative. The Representative has informed the Company that the Underwriters do not intend to confirm sales of Shares and Warrants offered hereby to any accounts over which they exercise discretionary authority.

        The Company has granted to the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase up to 150,000 additional Shares and 150,000 additional Warrants at the initial public offering prices set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option in whole, or, from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Shares and Warrants offered hereby.

        The Company has agreed to pay to the Representative a nonaccountable expense allowance equal to 3% of the gross proceeds of this Offering, of which $45,000 has been paid. The Company has also agreed to pay all expenses in connection with qualifying the Shares and Warrants offered hereby for sale under the laws of such states as the Representative may designate, including expenses of counsel retained for such purpose by the Representative.

        The Company has agreed to sell to the Representative and its designees, for an aggregate of $100.00, the Representative Warrants to purchase up to 100,000 Shares and 100,000 Warrants at an exercise price of $______ (135% of the initial public offering price per Share) per Share and accompanying Warrant. The Representative Warrants may not be transferred for one year, and thereafter transfers may only be made to persons who are bona fide officers or directors of the Representative. The Representative Warrants are exercisable during the four-year period commencing one year after the date of this Prospectus. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Representative Warrants or underlying securities to register the Representative Warrants and the underlying securities under the Securities Act (at the Company's expense) during such four-year period and to include such Representative Warrants and underlying securities in any appropriate registration statement which is filed by the Company during that period.

        The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

        The Representative has been in business since May 1996. Prior to this Offering, the Representative has only co-managed one other offering of securities and has acted as an underwriter in several other offerings. There can be no assurance that the Representative's limited offering experience and small size relative to other broker-dealers will not adversely affect this Offering or the subsequent development, if any, of a trading market for the Common Stock and Warrants.

        The Company's officers, directors and shareholders owning five percent or more of the outstanding shares of Common Stock, who hold an aggregate of 2,383,332 shares of Common Stock, have agreed that they will not sell such Common Stock for a period ending eighteen months from the effective date of this Offering without the prior written consent of the Representative.

        The Company has agreed, in connection with the exercise of Warrants pursuant to solicitation by the Underwriters, to pay to the Underwriters a fee of 4% of the Warrant exercise price, a portion of which may be reallowed to any dealer who is a member of the NASD who solicited the exercise (which may also be the Representative) for each Warrant exercised, if (i) the market price of the Common Stock of the Company at the time of exercise is higher than the exercise price of the Warrants; (ii) the Warrants are not held in any discretionary account; (iii) disclosure of compensation arrangements was made both at the time of this Offering and in documents provided to holders of the Warrants at the time of exercise; (iv) the exercise of the Warrants is solicited by a member of the NASD as designated in writing on the Warrant Certificate Subscription Form; and (v) the solicitation of exercise of the Warrants was not in violation of Regulation M promulgated under the 1934 Act.

        In connection with this Offering, the Underwriters and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Company's Common Stock and Warrants. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which, such persons may bid for or purchase the Common Stock or Warrants of the Company for the purposes of stabilizing their market price. The Underwriters may also create a short position of the account of the Underwriters by selling more of the Common Stock or Warrants in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock or Warrants of the Company in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' Over-Allotment Option. In addition, the Representative may impose "penalty bids" under contractual arrangements with an Underwriter participating in the Offering whereby it may reclaim from the Underwriter for the account of another Underwriter, the selling concession with respect to the shares of Common Stock or Warrants that are distributed in the Offering but subsequently purchased for the account of the Underwriter in the open market. Any of the transactions described in this paragraph may stabilize or maintain the price of the Company's Common Stock or Warrants at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time."

        Regulation M of the Securities and Exchange Commission under the 1934 Act may prohibit the Underwriters from engaging in any market making activities with regard to the Company's securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Underwriters of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriters may have to receive a fee for the exercise of Warrants following such solicitation. As a result, the Underwriters may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable.

        The Company has agreed, during the five year period from the date of this Prospectus, to recommend and use its best efforts to elect a designee of the Representative, at the option of the Representative, either as a member of or a non-voting advisor to its Board of Directors. If the Representative's designee is elected or appointed, the designee will attend meetings of the Board and receive no more or less compensation than is paid to other non-management directors of the Company for board attendance, and shall be entitled to receive reimbursement for reasonable costs incurred in attending such meetings. To the extent permitted by law, the Company will indemnify the Representative and its designee for the actions of such designee as a director of the Company, and if the Company maintains a liability insurance policy affording coverage for the acts of its officers and directors, it will include each of the Representative and its designee as an insured under such policy. The Representative has not exercised its right to designate a member of the Board of Directors of the Company, and does not intend to exercise its right in the near future.

        The initial public offering price of the Shares and Warrants and the exercise prices of the Warrants have been determined by negotiations between the Company and the Underwriters. Among the facts considered in determining these terms were the Company's present state of development, products and prospects, the Company's management, the Company's financial condition, demand for securities of comparable companies and the general condition of the securities market.

                                  LEGAL MATTERS

        The validity of the Shares and Warrants offered hereby has been passed upon by Gray Cary Ware & Freidenrich, San Diego, California. Certain legal matters relating to the Offering will be passed upon by Piper & Marbury L.L.P., New York, New York on behalf of the Underwriters.

                                     EXPERTS

        The financial statements of C2i Solutions, Inc. (formerly Challenge 2000 International LLC) as of December 31, 1996, and for the period from inception (September 17, 1996) through December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

        The Company has filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form SB-2 under the Securities Act with respect to the Shares and Warrants offered hereby. This Prospectus, which constitutes a part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares and Warrants offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such report and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Website is http://www.sec.gov.

                               C2i Solutions, Inc.
                          (a development stage company)

                          Index to Financial Statements


                                                                                  Page
                                                                                  ----
Report of Ernst & Young LLP, Independent Auditors..................................F-2

Balance Sheets as of December 31, 1996 and September 30, 1997 (unaudited)..........F-3

Statements of Operations for the period from inception (September 17, 1996)
through December 31, 1996, nine month period ended September 30, 1997
(unaudited) and for the period from inception (September 17, 1996) through
September 30, 1997
(unaudited)........................................................................F-4

Statements of Stockholders' Equity for the periods ended December 31, 1996 and September 30, 1997 (unaudited) ................................................F-5

Statements of Cash Flows for the period from inception (September 17, 1996)
through December 31, 1996, nine month period ended September 30, 1997
(unaudited) and for the period from inception (September 17, 1996) through
September 30, 1997(unaudited)......................................................F-6

Notes to Financial Statements......................................................F-7


                   Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders
C2i Solutions, Inc.

We have audited the accompanying balance sheet of C2i Solutions, Inc. (a development stage company) as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the period from inception (September 17, 1996) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2i Solutions, Inc. at December 31, 1996, and the results of its operations and its cash flows for the period from inception (September 17, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.

As more fully described in Note 1, at December 31, 1996 the Company has limited working capital and will require additional sources of financing to complete the commercialization of its services and products. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                     ERNST & YOUNG LLP

San Diego, California
February 28, 1997,
except for the first and second paragraphs of Note 1
and all of Note 4, as to which the date is November 3, 1997

                                C2i Solutions, Inc.
                          (a development stage company)

                                 Balance Sheets

                                                             DECEMBER 31,   SEPTEMBER 30,
                                                                1996           1997
                                                             -----------    -----------
                                                                          (Unaudited)
ASSETS
Current assets:
  Cash                                                       $    16,467    $    65,863
  Accounts receivable, net                                         9,797         36,478
  Capital subscriptions receivable from stockholders              97,500             --
  Prepaid expenses and other                                       1,823          8,442
                                                             -----------    -----------
Total current assets                                             125,587        110,783
                                                             -----------    -----------

Property and equipment, at cost:
  Computer equipment and purchased software                       13,988         30,907
  Furniture and fixtures                                           7,645         16,783
                                                             -----------    -----------
                                                                  21,633         47,690
  Accumulated depreciation                                        (4,148)       (11,612)
                                                             -----------    -----------
                                                                  17,485         36,078
                                                             -----------    -----------
Deferred offering costs                                               --         93,525
Other assets                                                       1,325          2,252
                                                             -----------    -----------
Total assets                                                 $   144,397    $   242,638
                                                             ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $     2,955    $   107,444
  Accrued payroll and related                                      1,142         19,233
  Accrued royalty due to former stockholder                        6,300          1,345
  Advance from former stockholder                                 20,838         21,424
  Other current liabilities                                           --          1,808
                                                             -----------    -----------
Total current liabilities                                         31,235        151,254
                                                             -----------    -----------

Commitments [Note 3]

Stockholders' equity:
  Preferred Stock - $.001 par value; 1,000,000 shares
    authorized; no shares issued and outstanding                      --             --
  Common Stock - $.001 par value; 10,000,000 shares
    authorized; 1,050,000 and 2,391,338 (unaudited) shares
    issued and outstanding at December 31, 1996
    and September 30, 1997, respectively                           1,050          2,391
  Additional paid-in capital                                     156,450      1,697,391
  Deficit accumulated during the development stage               (44,338)    (1,479,232)
  Deferred compensation                                               --       (129,166)
                                                             -----------    -----------
Total stockholders' equity                                       113,162         91,384
                                                             -----------    -----------
Total liabilities and stockholders' equity                   $   144,397    $   242,638
                                                             ===========    ===========

See accompanying notes.

                              C2i Solutions, Inc.
                          (a development stage company)

                            Statements of Operations


                                               PERIOD FROM                    PERIOD FROM
                                                INCEPTION                      INCEPTION
                                              (SEPTEMBER 17,   NINE MONTH    SEPTEMBER 17,
                                              1996) THROUGH   PERIOD ENDED   1996) THROUGH
                                               DECEMBER 31,   SEPTEMBER 30,  SEPTEMBER 30,
                                                   1996           1997            1997
                                                -----------    -----------    -----------
                                                               (Unaudited)    (Unaudited)
Revenues                                        $     9,798    $    79,283    $    89,081
                                                -----------    -----------    -----------

Costs and expenses:
  Cost of revenues paid to former stockholder         6,300         11,352         17,652
  Cost of revenues                                       --         35,542         35,542
  Selling, general and administrative
    expenses                                         47,836      1,465,683      1,513,519
                                                -----------    -----------    -----------
Total costs and expenses                             54,136      1,512,577      1,566,713
                                                -----------    -----------    -----------
Operating loss                                      (44,338)    (1,433,294)    (1,477,632)
Provision for income taxes                               --          1,600          1,600
                                                -----------    -----------    -----------

Net loss                                        $   (44,338)   $(1,434,894)   $(1,479,232)
                                                ===========    ===========    ===========
Pro forma net loss per share                    $      (.02)   $      (.50)
                                                ===========    ===========
Shares used in computing pro forma net loss
  per share                                       2,874,255      2,874,255
                                                ===========    ===========



See accompanying notes.

                               C2i Solutions, Inc.
                          (a development stage company)

                       Statements of Stockholders' Equity

                                                                            Deficit
                                                                           Accumulated
                                        Common Stock          Additional    during the                     Total
                                 -------------------------     Paid-In     Development     Deferred     Stockholders'
                                    Shares       Amount        Capital        Stage      Compensation     Equity
                                 -----------   -----------   -----------   -----------    ----------    -----------
Balance at inception,                     --    $       --   $       --    $        --    $       --    $        --
September 17, 1996

Issuance of common stock for
cash and capital subscriptions
receivable                         1,050,000         1,050       156,450            --            --        157,500
Net loss                                  --            --            --       (44,338)           --        (44,338)
                                 -----------   -----------   -----------   -----------    ----------    -----------
Balance at December 31, 1996       1,050,000         1,050       156,450       (44,338)           --        113,162

Issuance of common stock for
cash and capital subscriptions
receivable (unaudited)             1,333,332         1,333     1,398,666            --            --      1,399,999

Issuance of common stock for
services rendered (unaudited)          8,006             8         9,075            --            --          9,083
Deferred compensation
(unaudited)                               --            --       133,200            --      (129,166)         4,034
Net loss (unaudited)                      --            --            --    (1,434,894)           --     (1,434,894)
                                 -----------   -----------   -----------   -----------    ----------    -----------
Balance at September 30, 1997
(unaudited)                        2,391,338   $     2,391   $ 1,697,391   $(1,479,232)   $ (129,166)   $    91,384
                                 ===========   ===========   ===========   ===========    ==========    ===========



See accompanying notes.

                               C2i Solutions, Inc.
                          (a development stage company)

                            Statements of Cash Flows

                                    PERIOD FROM                    PERIOD FROM
                                     INCEPTION                      INCEPTION
                                   (SEPTEMBER 17,   NINE MONTH    (SEPTEMBER 17,
                                   1996) THROUGH   PERIOD ENDED   1996) THROUGH
                                    DECEMBER 31,   SEPTEMBER 30,  SEPTEMBER 30,
                                       1996           1997           1997
                                    -----------    -----------    -----------
                                                   (Unaudited)    (Unaudited)
OPERATING ACTIVITIES
Net loss                            $   (44,338)   $(1,434,894)   $(1,479,232)
Adjustments to reconcile net loss
  to net cash used for operating
  activities:
    Depreciation and amortization         4,218          8,789         13,007
    Amortization of deferred
      compensation                           --          4,034          4,034
    Non-cash compensation                    --      1,209,082      1,209,082
    Changes in operating assets
    and liabilities:
      Accounts receivable                (9,797)       (26,681)       (36,478)
      Prepaid expenses and other         (1,823)        (6,619)        (8,442)
      Accounts payable                    2,955        104,489        107,444
      Accrued payroll and related         1,142         18,091         19,233
      Accrued royalty                     6,300         (4,955)         1,345
      Other current liabilities              --          1,808          1,808
                                    -----------    -----------    -----------
Net cash used for operating
  activities                            (41,343)      (126,856)      (168,199)
                                    -----------    -----------    -----------

INVESTING ACTIVITIES
Purchases of property and
  equipment                             (21,633)       (26,057)       (47,690)
Other assets                             (1,395)        (2,252)        (3,647)
                                    -----------    -----------    -----------
Net cash used for investing
  activities                            (23,028)       (28,309)       (51,337)
                                    -----------    -----------    -----------

FINANCING ACTIVITIES
Proceeds from issuance of common
  stock                                  60,000        100,000        160,000
Deferred offering costs                      --        (93,525)       (93,525)
Advance from former stockholder          45,000            586         45,586
Repayment of advance from former
  stockholder                           (24,162)            --        (24,162)
Collection of capital
  subscriptions receivable
  from stockholders                          --        197,500        197,500
                                    -----------    -----------    -----------
Net cash provided by financing
  activities                             80,838        204,561        285,399
                                    -----------    -----------    -----------

Net increase in cash                     16,467         49,396         65,863
Cash at beginning of period                  --         16,467             --
                                    -----------    -----------    -----------
Cash at end of period               $    16,467    $    65,863    $    65,863
                                    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES
NON-CASH FINANCING ACTIVITIES:
Capital subscriptions receivable
  from stockholders                 $    97,500    $   100,000    $   197,500
OTHER CASH FLOW INFORMATION:
Interest paid                                --             --             --
Income taxes paid                            --          1,600          1,600

See accompanying notes.

                               C2i Solutions, Inc.
                          (a development stage company)

                          Notes to Financial Statements

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

C2i Solutions, Inc. (the "Company") was incorporated in the State of Delaware on September 30, 1997. The Company was initially organized as a California limited liability company under the name of Challenge 2000 International LLC ("LLC") on September 17, 1996 ("Inception"). From Inception through September 30, 1997, the Company operated under the name of the LLC. On September 30, 1997, the Company reorganized as a Delaware corporation and changed its name to C2i Solutions, Inc. On September 30, 1997, all LLC Owner Units were converted into 2,391,338 shares of the Delaware corporation's common stock and all Owner options were converted into options to acquire 547,500 shares of common stock. Concurrent with the formation of the Delaware corporation, the LLC was dissolved.

The accompanying financial statements have been adjusted to give retroactive effect to the reorganization and capital structure of the Delaware corporation from Inception.

C2i Solutions, Inc.'s authorized capital stock consists of 10,000,000 shares of common stock, with a par value of $.001 per share, and 1,000,000 shares of preferred stock, with a par value of $.001 per share. The Board may issue series of preferred stock without action of the stockholders of the Company. Accordingly, the issuance of preferred stock may adversely affect the rights of the holders of the common stock. In addition, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of preferred stock may dilute the voting power of holders of common stock (such as by issuing preferred stock with super-voting rights) and may render more difficult the removal of current management, even if such

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

removal may be in the stockholders' best interests. The Company has no current plans to issue any of the preferred stock.

The Company is a provider of integrated solutions for organizations to assess, manage and implement required changes to computer applications for the "Year 2000 Problem." In addition to shrink-wrapped products, the Company intends to offer its customers a complete range of consulting services, including project management, out-sourcing and testing in connection with Year 2000 projects.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of conducting business. Since Inception, the Company has been primarily engaged in organizational activities, including raising capital, recruiting personnel and the marketing of its products and services. As of September 30, 1997, the Company has not realized significant revenues and therefore is considered to be in the development stage.

The Company's ability to transition from the development stage and ultimately to attain profitable operations is dependent upon its ability to raise additional capital through debt or equity financing and the successful market acceptance of its products and services. There can be no assurances that the Company's products and services or its efforts to raise additional capital will be successful. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

INTERIM PERIODS

The financial statements for the nine months ended September 30, 1997 and for the period from inception (September 17, 1996) through September 30, 1997 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position as of such date and the operating results and cash flows for such periods. Results for the interim

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

period and period since inception are not necessarily indicative of results to be expected for the entire year or for any future period.

FISCAL YEAR END

The Company's fiscal year end is December 31.

CONCENTRATION OF CREDIT RISK

Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required.

SIGNIFICANT CUSTOMERS

Revenue from one customer accounted for 100% of the Company's total revenue for the period ended December 31, 1996. Revenue from three customers accounted for 62%, 19% and 10%, respectively, of the Company's total revenue for the nine months ended September 30, 1997. At December 31, 1996, all of the accounts receivable related to the customer which represented 100% of total revenue was outstanding, and represented 100% of the accounts receivable balance. At September 30, 1997, 91% and 9%, respectively of the accounts receivable related to the customers which represented 62% and 10%, respectively, of total revenue for the nine months ended September 30, 1997.

SIGNIFICANT SUPPLIERS


Purchases from a single supplier, Gordon Parnell, who is also a former stockholder, accounted for 100% of the Company's cost of revenues for the period ended December 31, 1996. At December 31, 1996, all $6,300 of these costs were outstanding and have been included as accrued royalty due to former stockholder in the accompanying balance sheet. Purchases from three suppliers, one of whom is a former stockholder, accounted for 60%, 24% and 15% of the Company's total cost of revenues for the nine months ended September 30, 1997. At September 30, 1997, $16,544, $1,345 and $2,138 of these costs were outstanding and have been included in accrued royalty due to former stockholder and accounts payable in the accompanying balance sheet.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is being depreciated using the straight-line method over the estimated useful life of the property and equipment, which is three to seven years.

INTANGIBLE ASSETS

Organization costs which totaled $1,395 and $607 at December 31, 1996, and September 30, 1997, respectively, are included in other assets and are amortized using the straight-line method over five years. Accumulated amortization totaled $70 and $0 at December 31, 1996 and September 30, 1997, respectively. In September 1997, the unamortized balance of LLC organization costs totaling $1,116 was written off as a result of the LLC's dissolution.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue associated with performance under contracts to provide Year 2000 computer consulting and reengineering services is recognized utilizing the percentage-of-completion method in the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that collection of the related receivable is probable. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. When the revised estimates indicate a loss, such loss is provided for currently in its entirety. The costs of providing warranty and follow-on customer support related to services performed are not significant and have been accrued.

The Company recognizes revenue from the sale of software and hardware products upon delivery of the product to the customers when collection is assured. Revenues on sales of software products to customers which require significant continued obligation from the Company are deferred until such obligations are no longer significant.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION

Awards by the Company of stock options are accounted for in accordance with Accounting Principles Board Opinion No. 25 and related interpretations ("APB 25"). The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation" (Note 2).

INCOME TAXES

Prior to September 30, 1997, the Company elected to be treated as a Limited Liability Corporation ("LLC") for tax purposes. In lieu of corporate income taxes, all taxable income or loss of the Company is included in the income tax returns of the individual stockholders. Accordingly, the accompanying historical financial statements do not include a provision for federal income taxes, but reflect a provision for the California minimum franchise tax. On September 30, 1997, the Company elected to terminate its LLC status and thereafter become taxable as a "C" Corporation.

PRO FORMA NET LOSS PER SHARE

Pro forma net loss per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during that period, adjusted to reflect the conversion from a limited liability company to a Delaware corporation, on a retroactive basis.

Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock equivalents, regardless of their anti-dilutive impact, issued at prices below the offering price per share during the twelve months preceding the initial filing of the Company's Registration Statement and through the effective date of the initial public offering of the Company's common stock have been included in the calculation of pro forma net loss per share using the treasury stock method as if outstanding since the beginning of each period presented.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Supplemental net loss per share, giving effect to the use of a portion of the net proceeds of this offering to repay the Bridge Notes payable, is not presented since it does not differ materially from pro forma net loss per share.

2.  STOCKHOLDERS' EQUITY

As of December 31, 1996, the Company had issued 1,050,000 shares of Common Stock to three individuals. In accordance with the Operating Agreement (the "Agreement"), these individuals were required to contribute total capital of $157,500, of which $60,000 had been received by the Company as of December 31, 1996. The Company recorded the remaining $97,500 to be received as capital subscriptions receivable in the accompanying balance sheet. The subscription amounts were received in January 1997.

In June 1997, the Company issued an additional 1,333,332 shares of Common Stock to existing and new stockholders. In exchange for these shares, the Company received a $100,000 cash payment and $100,000 was recorded as capital subscriptions receivable. These subscription amounts were received $50,000 in August 1997, and $50,000 in September 1997. The Company recognized $1,199,999 of compensation expense, which is included in selling, general and administrative expenses in the accompanying statement of operations, related to the issuance of these shares, representing the difference between the deemed value of the shares of Common Stock and the consideration received. In addition, from June 1997 to September 1997, the Company issued 8,006 shares of Common Stock valued at $9,083 to consultants in exchange for services received.

Stock Options

During the period from June 1997 through September 1997, the Company granted nonqualified options to purchase an aggregate of 547,500 shares of the Company's Common Stock, at exercise prices ranging from $2.50 to $5.40 per share, to employees, consultants and directors of the Company. These options vest over periods ranging from one to four years, are exercisable at various dates and expire five to ten years from the date of grant, or earlier in the event of termination of employment, directorship or consulting engagement.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


2.  STOCKHOLDERS' EQUITY (CONTINUED)

        The following table summarizes certain information regarding stock options during the nine months ended September 30, 1997:

                                                           Weighted average
                                               Shares       exercise price
                                             -----------    -------------
                                             (Unaudited)     (Unaudited)
Outstanding at beginning of period                  0          $  --
Granted                                       547,500           3.03
Exercised                                           0             --
Forfeited                                           0             --
                                              -------          -----

Outstanding at end of period                  547,500          $3.03
                                              =======          =====

Options exercisable at end of period           36,121          $3.84
                                              =======          =====

The following summarizes information regarding options outstanding at September 30, 1997:

               Options Outstanding                         Options Exercisable
                   (Unaudited)                                 (Unaudited)

                     Weighted                                    Weighted
                     average       Weighted                      average       Weighted
                    remaining      average                      remaining      average
      Number        contractual     exercise        Number      contractual    exercise
   Outstanding     life (years)     price         exercisable   life (years)    price
------------------ ------------- -------------   -------------- -------------  ---------
     100,000           4.8          $5.40             16,667        4.8          $5.40
     447,500           9.9          $2.50             19,454        9.8          $2.50


                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


2.  STOCKHOLDERS' EQUITY (CONTINUED)

In accordance with APB 25, the Company recognized $4,034 of compensation expense during the nine month period ended September 30, 1997 related to the grant of options, as the exercise price of options granted was below the deemed value on the date of grant. Had compensation cost related to the options been determined based upon the fair value of options at their grant dates, as prescribed in SFAS 123, the Company's net loss would have been as follows:

                                                                         Nine Months Ended
                                                                        September 30, 1997
                                                                  -------------------------------
                                                                            (Unaudited)
As reported.......................................................$(1,434,894)   $(.02) per share
Pro forma as adjusted.............................................$(1,437,320)   $(.02) per share



The fair value of options at date of grant was estimated using the minimum value method with the following weighted average assumptions:


                                                                  Nine Months Ended
                                                                  September 30, 1997
                                                                  ------------------
                                                                     (Unaudited)
Expected life (years)................................................ 4.0  to 5.0
Risk-free interest rate.............................................. 5.5%
Dividend yield....................................................... 0.0%
Fair value of option grants - exercise price less than the fair value of the related stock.........................................$1.55
Fair value of option grants -- exercise price equal to
  or greater than the fair value of the related stock................$0.00

Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results applying the provisions of SFAS 123 are not representative of pro forma results for future years.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)

3. COMMITMENTS

Licensing Agreements

In 1996, the Company entered into an exclusive technology licensing agreement with a former stockholder through which it obtained world-wide marketing rights to certain software products sold by the Company. Under this agreement, the Company was obligated to pay a royalty on sales of the product ranging from 50% to 70%. The accompanying balance sheets include $6,300 and $1,345 of accrued royalties due under this agreement at December 31, 1996 and September 30, 1997, respectively. In 1997, the Company terminated this licensing agreement and no longer uses these software products.

Subsequent to December 31, 1996, the Company entered into several non-exclusive license agreements. These agreements generally allow the Company to utilize and resell to its customers certain software products, in exchange for royalty payments by the Company which generally range from 10% to 50%.

Officers Salaries

The Agreement for the Company specifies that officers' salaries are only payable from monthly profits as calculated prior to the consideration of such salaries. In the event monthly profits are not sufficient to pay all amounts owed, such salaries will be paid on a pro-rata basis with any remaining unpaid amount payable in later profitable periods. As of September 30, 1997, the Company had not realized any profits and as such no significant compensation had been paid to its officers. As of September 30, 1997, three of the four officers have agreed to forgo claims to unpaid salaries owed for services rendered in the period from inception. The Company commenced payment of salaries to these officers in December 1997 (unaudited).

Lease Commitments

The Company leases its office facilities and certain computer equipment under lease agreements which are classified as operating leases.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

At September 30, 1997, future minimum payments under these noncancelable operating leases are summarized as follows:

               Period Ending December 31:

                 1997                                         $  7,564
                 1998                                            6,030
                 1999                                               --
                 2000                                               --
                 2001                                               --
                 Thereafter                                         --
                                                              --------
                 Total future minimum lease payments          $ 13,594
                                                              ========

Rent expense amounted to $5,643, $19,989, and $25,632 for the period from inception (September 17, 1996) through December 31, 1996, the nine months ended September 30, 1997, and for the period from inception (September 17, 1996) through September 30, 1997, respectively, and has been included in selling, general and administrative expenses in the accompanying statements of operations.

4.  SUBSEQUENT EVENTS

Bridge Financing

In October 1997, the Company completed a $600,000 Bridge Financing. This debt consists of $600,000 face value promissory notes bearing 10% interest, due at the earlier of completion of an initial public offering or September 30, 1999 and 600,000 warrants which initially enable the holder to purchase shares of Common Stock at $4.00 per share or two-thirds of the public offering price per unit, if less. The Company received net proceeds of $573,180 (after deducting selling commission and expenses), which have been allocated $108,000 to warrants, $492,000 to Bridge Notes payable and $26,820 to deferred finance changes. The resulting $134,820 of combined debt discount and deferred finance charges will be charged to expense using the interest method over the term of the notes.

                               C2i Solutions, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

               (Information as of September 30, 1997, for the nine
            months ended September 30, 1997, and for the period from
                         inception (September 17, 1996)
                    through September 30, 1997 is unaudited)


4. SUBSEQUENT EVENTS (CONTINUED)

Stock Options

Subsequent to September 30, 1997, the Company granted options for the purchase of 77,500 shares of Common Stock to a director. These options have an exercise price of $2.50 per share, vest over a four year period and expire ten years from the date of grant, or earlier in certain cases, in the event of termination of directorship.

Initial Public Offering

In October 1997, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission, permitting the Company to sell up to 1,150,000 securities (consisting of one share of Common Stock and one Warrant for the purchase of one share of Common Stock) to the public.

Lease Commitments

Subsequent to September 30, 1997, the Company entered into an agreement to lease certain computer equipment under a lease agreement which is classified as a capital lease. The lease term is for a thirty-six month period, with minimum lease payments as follows:

               Period Ending December 31:
           1997                                              $    878
           1998                                                 3,309
           1999                                                 3,309
           2000                                                 3,033
           2001                                                    --
           Thereafter                                              --
                                                             --------
                                                               10,529
           Less amount representing interest                   (2,587)
                                                             --------
           Present value of net minimum lease payments       $  7,942
                                                             ========


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS
                                                                             PAGE
                                                                             ----
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    6
Use of Proceeds ...........................................................   15
Dividend Policy ...........................................................   15
Capitalization ............................................................   16
Dilution ..................................................................   17
Selected Financial Data ...................................................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ..............................................................   19
Business ..................................................................   23
Management ................................................................   32
Certain Transactions ......................................................   36
Principal Stockholders ....................................................   38
Description of Securities .................................................   39
Shares Eligible for Future Sale ...........................................   42
Underwriting ..............................................................   43
Legal Matters .............................................................   46
Experts ...................................................................   46
Additional Information ....................................................   46
Index to Financial Statements .............................................   F-1


        UNTIL , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS


                        1,000,000 SHARES OF COMMON STOCK

                                       AND

                          1,000,000 REDEEMABLE WARRANTS


                               C2i SOLUTIONS, INC.


                                   PROSPECTUS


                         HOBBS MELVILLE SECURITIES CORP.

                                ___________, 1998

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.


        Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.


        These indemnification provisions and the indemnification agreement entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.


        The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Shares and Warrants being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.


        Registration fee...........................................................    $   4,740
        NASD filing fee............................................................        2,064
        Nasdaq SmallCap Market fee.................................................       10,000
        Blue sky qualification fees and expenses...................................       35,000
        Printing and engraving expenses............................................       20,000
        Legal fees and expenses....................................................      150,000
        Accounting fees and expenses...............................................       50,000
        Transfer agent and registrar fees..........................................        5,000
        Directors and Officers insurance coverage..................................       55,000
        Non-Accountable Representative Expense Allowance...........................      183,000
        Miscellaneous..............................................................       13,196
                                                                                       ---------
        Total......................................................................    $ 528,000
                                                                                       =========


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.


        In the last three years the Registrant has sold and issued the following unregistered securities:


               1. Owner Units (Common Stock)

               In September 1996, the Company issued an aggregate of 1,050,000 Owner Units to four founders of the Company at a price of $.15 per Unit, for aggregate consideration of $157,500.

               In June 1997, the Company issued 1,333,332 Owner Units to three executive officers of the Company at a price of $.15 per unit, for aggregate consideration of $200,000.

               In the months of June through September 1997, the Company issued an aggregate of 8,006 Owner Units to four consultants to the Company as consideration for services rendered to the Company by these consultants, valued in the aggregate at $9,083.

               On September 30, 1997, the Company exchanged each Owner Unit for one share of its Common Stock in connection with its reorganization from a California limited liability company to a Delaware corporation.

               2. Bridge Notes and Bridge Warrants

               In October 1997, the Company issued Bridge Notes having an aggregate principal of $600,000, as well as 600,000 Bridge Warrants, to 36 accredited investors for aggregate consideration of $600,000.

               3. Option Issuances to Employees, Consultants and Directors

               From June 1, 1997 to the present, the Company issued options to purchase an aggregate of 665,500 shares of Common Stock at exercise prices ranging from $2.50 to $5.50 per share to fourteen employees and consultants and three outside directors. No consideration was paid to the Company by any recipient of any of the foregoing options for the grant of any such options.

        There were no underwriters employed in connection with any of the transactions set forth in Item 26.

        The issuances described in Items 26(1) through 26(2) were exempt from registration under the Securities Act because they did not involve a public offering. The issuances described in Item 26(3) were exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder and on
Section 4(2) thereof as transactions pursuant to compensatory benefit plans and contracts relating to compensation and transactions not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions.


ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


      (a)      EXHIBITS.


      Exhibit
      Number  Description of Document
      ------  -----------------------
        +1.1  Proposed Form of Underwriting Agreement
        +1.2  Form of Representative Warrant
        +3.1  Certificate of Incorporation
        +3.2  Bylaws
        +4.1  Form of Warrant Agreement between the Company and the Warrant Agent, including the form of Warrants
        +5.1  Opinion and Consent of Gray Cary Ware & Freidenrich
        +10.1 Form of Indemnity Agreement for officers and directors
         10.2 The Company's 1997 Stock Option Plan and Agreements thereunder
        +10.3 Form of Bridge Note and accompanying Bridge Warrant
        +10.4 Employment Agreement dated June 1, 1997 between the Company and John Anthony Whalen,
              Jr.
        +10.5 Letter Agreement dated August 4, 1997 between the Company, David Tendler and Hal
              Beretz
        +10.6 Letter Agreement dated August 20, 1997 between the Company and Kim P. Goh
        +10.7 Letter Agreement dated November 3, 1997 between the Company and Kim P. Goh.

      Exhibit
      Number  Description of Document
      ------  -----------------------
      +10.8   Sublease Agreement dated December 16, 1997 between the Company and Road Runner
              Sports, Inc.
      +10.9   Master Services Agreement dated January 16, 1998 by and between the Company and United Guaranty Corporation.
      +11.1   Calculation of Earnings Per Share
       23.1   Consent of Independent Accountants
      +23.2   Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1)
      +24.1   Power of Attorney
      +27.1   Financial Data Schedule


*   To be filed by amendment.

+   Previously filed.


        (b)    FINANCIAL STATEMENT SCHEDULES.


        All required information is set forth in the financial statements included in the Prospectus constituting part of this Registration Statement.


ITEM 28. UNDERTAKINGS

        Rule 415 Offering

        The undersigned Registrant hereby undertakes that it will:

        (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

               (iii) Include any additional or changed material information on the plan of distribution.

        (2) For determining liabilities under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Request for Acceleration of Effectiveness

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


        Reliance on Rule 430A


        The undersigned registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;


        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 30th day of January, 1998.


                                     C2i SOLUTIONS, INC.

                                     By:  /S/ JOHN ANTHONY WHALEN, JR.
                                         ---------------------------------------
                                         John Anthony Whalen, Jr.
                                         President and Chief Executive Officer
                                         (Principal Executive Officer)


        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    Signature                          Title                        Date
                    ---------                          -----                        ----
            /S/ JOHN ANTHONY WHALEN, JR.       Chief Executive Officer and     January 30, 1998
        ------------------------------------   Director (Principal
              John Anthony Whalen, Jr.         Executive Officer)


              /S/ DIANE E. HESSLER             Chief Financial Officer         January 30, 1998
        ------------------------------------   (Principal Financial and
                 Diane E. Hessler              Accounting Officer)


                  HAL H. BERETZ *              Director                        January 30, 1998
        ------------------------------------
                  Hal H. Beretz



                  KIM P. GOH *                 Director                        January 30, 1998
        ------------------------------------
                  Kim P. Goh


                 DAVID TENDLER *                Director                       January 30, 1998
        ------------------------------------
                 David Tendler

          *By:/S/ JOHN ANTHONY WHALEN, JR.
              ----------------------------
              John Anthony Whalen, Jr.
              Attorney-in-Fact
